Exhibit 99.1

Cenovus Energy Inc.
Annual Information Form

For the Year Ended December 31, 2022

February 15, 2023
(Canadian Dollars)

Annual Information Form
For the year ended December 31, 2022
In this Annual Information Form (“AIF”), dated February 15, 2023, unless otherwise specified or the context otherwise requires, includes references to “the Company”, “the Corporation”, “Cenovus”, “we”, “us”, or “our”, and means Cenovus Energy Inc., the subsidiaries of, and partnership interests held by, Cenovus Energy Inc., and its subsidiaries. All of the information and statements contained in this AIF are made as of February 15, 2023. This AIF contains forward-looking information about our current expectations, estimates, projections and assumptions. See the Forward-looking Information section of this document for further information and the risk factors that could cause actual results to differ materially and the assumptions underlying our forward-looking information.
For a full discussion of the Company’s material risk factors, see the Risk Management and Risk Factors section in the Company’s 2022 Management’s Discussion and Analysis (“annual 2022 MD&A”), which section of the annual 2022 MD&A is incorporated by reference in this AIF and the risk factors described in other documents the Company files from time to time with securities regulatory authorities in Canada. Additional information about Cenovus, including our annual 2022 MD&A, annual reports and Form 40-F are available on SEDAR at sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Company’s website at cenovus.com. Information on or connected to the Company’s website at cenovus.com does not form part of this AIF unless expressly incorporated by reference herein.

Cenovus Energy Inc. – 2022 Annual Information Form	2

CORPORATE STRUCTURE
Cenovus was formed under the Canada Business Corporations Act (“CBCA”) on November 30, 2009, pursuant to a plan of arrangement under the CBCA. On January 1, 2021, Cenovus and Husky Energy Inc. (“Husky”) closed a transaction to combine the two companies through a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta). Husky became a wholly-owned subsidiary of Cenovus. In connection with the Arrangement, Cenovus amended its articles on December 30, 2020, to create eight series of cumulative redeemable preferred shares. On March 31, 2021, and December 30, 2021, Cenovus amalgamated with its wholly-owned subsidiaries, Husky Energy Inc. and Husky Oil Operations Limited, respectively, by way of a vertical short-form amalgamation.
The Company’s head and registered office is located at 4100, 225 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 1N2.
Intercorporate Relationships
Cenovus’s material subsidiaries and partnerships as at December 31, 2022, are as follows:

	Percentage Owned (1)	Jurisdiction of Incorporation, Continuance, Formation or Organization
FCCL Partnership ("FCCL")	100	Alberta
Sunrise Oil Sands Partnership ("SOSP") (2)	100	Alberta
Lima Refining Company	100	Delaware
Husky Oil Limited Partnership	100	Alberta
Cenovus Energy Marketing Services Ltd.	100	Alberta
Husky Marketing and Supply Company	100	Delaware
Husky Canadian Petroleum Marketing Partnership	100	Alberta
Husky Energy Marketing Partnership	100	Alberta
BP-Husky Refining LLC (3)	50	Delaware
WRB Refining LP ("WRB") (4)	50	Delaware
(1)Reflects all voting securities of all subsidiaries and partnerships beneficially owned or controlled or directed, directly or indirectly, by Cenovus.
(2)Cenovus’s interest is held through Cenovus Energy Inc. and Husky Oil Sands Partnership. On August 31, 2022, Cenovus acquired from BP Canada Energy Group ULC (“BP Canada”) the remaining 50 percent interest in SOSP, increasing Cenovus’s interest in SOSP to 100 percent.
(3)Cenovus’s non-operating interest held through Husky Oil Toledo Company.
(4)Cenovus’s non-operating interest held through Cenovus Energy US LLC and Cenovus GPCo LLC.
As of December 31, 2022, the Company’s remaining subsidiaries and partnerships each account for (i) less than 10 percent of the Company’s consolidated assets as at December 31, 2022 and (ii) less than 10 percent of the Company’s consolidated revenues for the year ended December 31, 2022. In aggregate, Cenovus’s subsidiaries and partnerships not listed above did not exceed 20 percent of the Company’s total consolidated assets or total consolidated revenues as at and for the year ended December 31, 2022.

GENERAL DEVELOPMENT OF THE BUSINESS
Overview
We are a Canadian-based integrated energy company headquartered in Calgary, Alberta. Our common shares and common share purchase warrants (“Cenovus Warrants”) are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). Our cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. We are the second largest Canadian-based crude oil and natural gas producer, with upstream operations in Canada and the Asia Pacific region, and the second largest Canadian-based refiner and upgrader, with downstream operations in Canada and the United States (“U.S.”).
Our upstream operations include oil sands projects in northern Alberta; thermal and conventional crude oil, natural gas and natural gas liquids (“NGLs”) projects across Western Canada; crude oil production offshore Newfoundland and Labrador; and natural gas and NGLs production offshore China and Indonesia. Our downstream operations include upgrading and refining operations in Canada and the U.S., and commercial fuel operations across Canada.
Our operations involve activities across the full value chain to develop, produce, refine, transport and market crude oil and natural gas in Canada and internationally. Our physically integrated upstream and downstream operations help us mitigate the impact of volatility in light-heavy crude oil differentials and contribute to our net earnings by capturing value from crude oil and natural gas production through to the sale of finished products such as transportation fuels.
In 2022, crude oil production from our Oil Sands assets averaged 586.6 thousand barrels per day and total upstream production averaged 786.2 thousand BOE per day. Downstream crude oil throughput was 493.7 thousand barrels per day.

Cenovus Energy Inc. – 2022 Annual Information Form	3

Three Year History
The following describes significant events and conditions that have influenced the development of Cenovus’s business during the last three financial years:
2020
•Environmental, social and governance (“ESG”) targets. In the first quarter, Cenovus announced ESG targets in four key ESG focus areas: climate and greenhouse gas (“GHG”) emissions, Indigenous engagement, land and wildlife and water stewardship.
•Response to the COVID-19 pandemic. In the first quarter, Cenovus took action to protect the health and safety of its staff and ensure the continuity of its business. Following the guidance of public health officials, the Company directed all staff who were able to do so to work from home, established mandatory self-isolation protocols and restricted travel policies. In addition, Cenovus implemented active health screening, physical distancing and advanced cleaning and sanitation measures at its field operations.
•Reduction of capital spending and suspension of crude-by-rail program. On March 9, 2020, Cenovus announced a reduction to its 2020 capital program of approximately 32 percent in response to the significant decline in world benchmark crude oil prices. Cenovus also announced the temporary suspension of the crude-by-rail program and the deferral of final investment decisions on major growth projects.
•Further reduction of capital spending and suspension of the dividend. On April 2, 2020, Cenovus announced a further reduction to its 2020 capital program of $150 million, for a total year-to-date reduction in the 2020 capital program of 43 percent, along with additional cost-saving measures including the temporary suspension of its dividend.
•Temporary additional credit facility liquidity. In April 2020, to further enhance its liquidity, the Company obtained commitments from several of its existing lenders for an additional $1.1 billion committed credit facility. On December 31, 2020, Cenovus cancelled the $1.1 billion committed credit facility prior to the closing of the Arrangement.
•Used dynamic storage to shift production into stronger price environment. In the second quarter of 2020, Cenovus curtailed its oil sands production, storing mobilized bitumen in its reservoirs in response to the significant decline in crude oil prices. Production was ramped up by approximately 60.0 thousand barrels per day in June and subsequent months in an improved price environment.
•Senior notes offering. On July 30, 2020, Cenovus completed a public offering in the U.S. of US$1.0 billion in 5.38 percent senior unsecured notes due 2025.
•Arrangement with Husky. On October 25, 2020, Cenovus and Husky announced the Arrangement, an all-stock transaction valued at $23.6 billion, inclusive of debt, which would combine the two companies.
•Alberta government curtailment program put on hold. While the government’s regulatory authority to curtail crude oil production extended through 2021, starting in December 2020, Alberta’s government lifted the monthly crude oil curtailment.
•Marten Hills asset sale. On December 2, 2020, Cenovus sold its Marten Hills heavy oil assets to Headwater Exploration Inc. (“Headwater”) for a combination of cash, common share equity consideration and share purchase warrants (the “Headwater Warrants”), while retaining a gross overriding royalty interest (“GORR”) in the property.
2021
•Cenovus and Husky combine. On January 1, 2021, Cenovus and Husky closed an all-stock transaction to combine the two companies. As a result of completing the Arrangement, Husky became a wholly-owned subsidiary of Cenovus. Husky common shareholders received 0.7845 of a Cenovus common share and 0.0651 of a Cenovus Warrant, in exchange for each Husky common share. This resulted in the issuance of 788.5 million common shares and 65.4 million Cenovus Warrants. Each whole Cenovus Warrant entitles the holder to acquire one common share at an exercise price of $6.54 at any time up to January 1, 2026. In addition, Husky preferred shareholders exchanged each Husky preferred share for one Cenovus preferred share with substantially identical terms. Cenovus filed a business acquisition report dated March 26, 2021, that provides further details relating to the Arrangement and is available on SEDAR at sedar.com and on EDGAR at sec.gov.

Cenovus Energy Inc. – 2022 Annual Information Form	4

•Disposition of assets. The Company completed several transactions to adjust its portfolio.
◦Marten Hills GORR interest. On May 18, 2021, Cenovus closed the sale of its GORR interest in the Marten Hills area of Alberta for cash proceeds of $102 million.
◦East Clearwater and Kaybob asset sales. Cenovus closed the sale of Conventional assets in the Kaybob area in July 2021 and in the East Clearwater area in August 2021 for combined gross proceeds of $82 million.
◦Headwater share sale. On October 14, 2021, Cenovus sold 50 million common shares of Headwater for gross proceeds of $228 million. The Headwater Warrants were exercised on December 23, 2021. As at December 31, 2021, Cenovus owned 15 million common shares of Headwater. Cenovus sold its 15 million common shares of Headwater on June 8, 2022.
◦Wembley asset sale. On November 30, 2021, Cenovus announced an agreement to sell the majority of its Montney assets in Wembley for cash proceeds of approximately $238 million. The sale closed on February 28, 2022.
◦Husky retail fuels network sale. On November 30, 2021, Cenovus announced agreements to sell 337 gas stations for aggregate cash proceeds of approximately $420 million. Cenovus retained its commercial fuels business, which includes approximately 170 cardlock, bulk plant and travel centre locations. The sales closed on September 13, 2022.
◦Tucker asset sale. On December 16, 2021, Cenovus announced an agreement to sell its Tucker asset for gross cash proceeds of $800 million. The sale closed on January 31, 2022.
◦Atlantic restructuring. Cenovus announced an agreement with its partners to restructure its working interests in the Atlantic region.
◦Terra Nova restructuring. On September 8, 2021, Cenovus’s working interest increased to 34 percent from 13 percent. The Company received $78 million, before closing adjustments, from exiting partners as a contribution towards future decommissioning liabilities related to the field. In addition, the Terra Nova Asset Life Extension (“ALE”) project is proceeding, extending the life of the field to 2033.
◦White Rose restructuring. In the third quarter of 2021, Cenovus entered into an agreement with Suncor Energy Inc. (“Suncor”) to decrease our working interest in the White Rose field and satellite extensions, pending the continuation of the West White Rose project. Cenovus would reduce its working interest in the original field from 72.5 percent to 60.0 percent and in the satellite extensions from 68.875 percent to 56.375 percent. On May 31, 2022, Cenovus and its partners announced it reached an agreement to restart the West White Rose project.
•Oil Sands Pathways to Net Zero initiative. On June 9, 2021, Cenovus announced the Oil Sands Pathways to Net Zero initiative, an alliance of peers working collectively with governments with a goal to achieve net zero GHG from oil sands operations by 2050.
•ESG target refresh. On December 8, 2021, Cenovus published its 2020 ESG report, including refreshed targets in five key ESG focus areas: climate and GHG emissions, water stewardship, biodiversity, Indigenous reconciliation, and inclusion and diversity.
•Credit facility consolidation and reduction. On August 18, 2021, $8.5 billion of committed credit facilities, including those assumed in the Arrangement, were cancelled and replaced with a $6.0 billion committed revolving credit facility. The committed revolving credit facility consists of a $2.0 billion tranche maturing on August 18, 2024, and a $4.0 billion tranche maturing on August 18, 2025.
•Senior notes offering. On September 13, 2021, Cenovus issued US$500 million of 2.65 percent senior unsecured notes due 2032 and US$750 million of 3.75 percent senior unsecured notes due 2052. Proceeds from the offering were used for debt reduction.
•Debt reduction. In 2021, Cenovus repurchased a principal amount of US$2.2 billion unsecured notes through a series of tender offers and redemptions under the indentures governing certain notes.
•Reinstated and increased dividend. In the first quarter, Cenovus reinstated its common share dividend and in November, the Company doubled its dividend to $0.035 per common share for the fourth quarter of 2021.
•Normal Course Issuer Bid (“NCIB”). On November 4, 2021, Cenovus announced that the TSX accepted the Company’s notice of intention to implement a NCIB to purchase for cancellation up to 146.5 million of the Company’s common shares. In 2021, Cenovus purchased 17 million common shares for $265 million.

Cenovus Energy Inc. – 2022 Annual Information Form	5

2022
•Acquisitions.
◦Sunrise. On August 31, 2022, Cenovus closed the acquisition of the remaining 50 percent interest in Sunrise (the “Sunrise Acquisition”) with BP Canada for net proceeds of $394 million, a variable payment with a maximum cumulative value of $600 million expiring in eight quarters subsequent to August 31, 2022 and Cenovus’s 35 percent interest in the undeveloped Bay du Nord project offshore Newfoundland and Labrador.
◦Toledo Refinery. On August 8, 2022, Cenovus announced an agreement to purchase the remaining 50 percent interest in the Toledo Refinery (the “Toledo Acquisition”) from BP Products North America (“BP”) giving Cenovus full ownership and operatorship and further integrating its heavy oil production and refining capabilities. The transaction is expected to close at the end of February 2023.
•Achieved first oil at Spruce Lake North. Spruce Lake North thermal plant achieved first oil in the third quarter of 2022.
•Commenced commissioning of the Superior Refinery. In December 2022, commissioning for the restart of the Superior Refinery commenced and will progress into the first quarter of 2023. The refinery was taken out of operation in 2018 following an explosion and fire. The restart of the refinery will increase total crude oil processing capacity by 50.0 thousand barrels per day.
•Received regulatory approval. In December 2022, Cenovus received regulatory approval to develop the Ipiatik asset in the Foster Creek area.
•Divestitures.
◦Tucker asset sale. On January 31, 2022, Cenovus sold its Tucker asset in the Oil Sands segment for net proceeds of $730 million.
◦Wembley asset sale. On February 28, 2022, Cenovus sold its Wembley assets in the Conventional segment for net proceeds of $221 million.
◦Restart of West White Rose project. On May 31, 2022, Cenovus and its partners reached an agreement to restart the West White Rose project in the Atlantic region offshore Newfoundland and Labrador. Cenovus transferred 12.5 percent of its working interest in the White Rose field and satellite extensions to Suncor.
◦Headwater share sale. On June 8, 2022, Cenovus sold its investment in Headwater for proceeds of $110 million.
◦Retail fuels network sale. On September 13, 2022, Cenovus closed the sale of 337 gas stations within its retail fuels network for net cash proceeds of $404 million.
•Partial suspension of the crude oil price risk management program. On April 4, 2022, Cenovus announced the suspension of its crude oil price risk management activities related to WTI. Given the strength of its balance sheet and liquidity, the Company determined these programs are no longer required to support financial resilience.
•2021 ESG Report. On July 28, 2022, Cenovus published its 2021 ESG report and continued to focus on its five key ESG areas: climate and GHG emissions, water stewardship, biodiversity, Indigenous reconciliation, and inclusion and diversity.
•First Nations Major Projects Coalition (“FNMPC”). On September 29, 2022, Cenovus joined the FNMPC’s Sustaining Partners Program. This partnership aims to advance FNMPC’s strategies that promote Indigenous inclusion in major developments and articulate Indigenous perspectives concerning ESG investment standards and sustainable business practices.
•Debt reduction. In 2022, Cenovus repurchased principal amounts of US$2.6 billion unsecured notes due between 2023 and 2043, and $750 million unsecured notes due in 2025.
•Increased base dividend. On April 26, 2022, Cenovus tripled the base dividend per common share from $0.035 to $0.105, or $0.42 annually, starting in the second quarter of 2022.
•Updated plan for increased shareholder returns. On April 27, 2022, Cenovus announced a revised capital allocation framework to return incremental cash to shareholders through continued share repurchases and/or the use of a variable dividend mechanism. Shareholder returns are dependent on reaching certain net debt targets and the amount of excess free funds flow.
•Variable dividend. In addition to the Company’s base dividend, Cenovus’s Board of Directors (the “Board”) declared a variable dividend of $0.114 per common share. The variable dividend was paid on December 2, 2022.

Cenovus Energy Inc. – 2022 Annual Information Form	6

•Renewal of NCIB. On November 7, 2022, the Company received approval from the TSX to renew the Company’s NCIB program (the “2023 NCIB”) to purchase up to 136.7 million common shares during the period from November 9, 2022, to November 8, 2023. For the year ended December 31, 2022, the Company purchased and cancelled 112 million common shares through the NCIBs. From January 1, 2023, to February 13, 2023, the Company purchased an additional 1.4 million common shares.

DESCRIPTION OF THE BUSINESS
BUSINESS SEGMENTS
As at December 31, 2022, the Company’s reportable segments were as follows:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in NGLs and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the East Coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. (“HCML”) joint venture in Indonesia.

Cenovus Energy Inc. – 2022 Annual Information Form	7

Downstream Segments
•Canadian Manufacturing, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Manufacturing, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66) and the jointly-owned Toledo Refinery (jointly owned with operator BP). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.
Corporate and Eliminations
Corporate and Eliminations, primarily includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, the sale of condensate extracted from blended crude oil production in the Canadian Manufacturing segment and sold to the Oil Sands segment, and unrealized profits in inventory. Eliminations are recorded based on current market prices.
In September 2022, the Company completed the divestiture of the majority of the retail fuels business. As a result, Management elected to aggregate the remaining commercial fuels business and the historical retail fuels business into the Canadian Manufacturing segment. The marketing operations of the Canadian Manufacturing segment have similar products and services, customer types, distribution methods and operate in the same regulatory environment as the commercial fuels business. The commercial fuels business includes cardlock, bulk plant and travel centre locations across Canada.
For the year ended December 31, 2022, consolidated revenues were $66.9 billion (2021 – $46.4 billion). Products with revenues that exceeded 15 percent of consolidated revenues in 2022 include crude oil in our upstream segment of $29.8 billion or 45 percent of consolidated revenues (2021 – $19.9 billion or 43 percent), gasoline in our downstream segment of $14.1 billion or 21 percent of consolidated revenues (2021 – $10.1 billion or 22 percent) and diesel and distillates in our downstream segment of $11.5 billion or 17 percent of consolidated revenues (2021 – $6.4 billion or 14 percent).
UPSTREAM
Oil Sands
As of December 31, 2022, Cenovus held bitumen and heavy oil rights of approximately 1.6 million gross acres (1.6 million net acres) within the Athabasca and Cold Lake regions of northern Alberta and Saskatchewan, as well as the exclusive rights to lease an additional 603 thousand gross acres on the Cold Lake Air Weapons Range, an active military base.
Development Approach
Cenovus uses steam-assisted gravity drainage (“SAGD”) technology to recover bitumen. The Company does not employ mining techniques for extraction and none of its bitumen reserves are suitable for extraction using mining techniques. SAGD involves injecting steam into the reservoir to enable bitumen to be pumped to the surface.
At Cenovus’s Lloydminster conventional heavy oil assets, the Company employs a combination of production technologies including cold heavy oil production with sand (“CHOPS”), horizontal wells and enhanced oil recovery (“EOR”). EOR is defined as the increased recovery from a crude oil pool achieved by artificial means or by the application of energy extrinsic to the pool.
Technology
Cenovus leverages innovation and technology across our operations to help further reduce our environmental impact, upgrade the tools and processes we use in our day-to-day operations, maximize our financial performance and enhance our product value. Additionally, the Company looks for opportunities to collaborate with others and accelerate the development of technologies to reduce our impact on air, land and water resources.
Foster Creek
Cenovus has a 100 percent working interest in Foster Creek, located on the Cold Lake Air Weapons Range, which is 72 kilometres northwest of Cold Lake, Alberta. Foster Creek produces from the McMurray formation, with a reservoir depth of up to 500 metres, using SAGD technology.
Bitumen production at Foster Creek averaged 191.0 thousand barrels per day in 2022 (2021 – 179.9 thousand barrels per day).

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Cenovus operates a 100-megawatt natural gas-fired cogeneration facility at Foster Creek. The steam and power generated by the facility is used within the SAGD operation and any excess power generated is sold into the Alberta power pool.
In December 2022, Cenovus received regulatory approval to develop the Ipiatik asset in the Foster Creek area. Cenovus has a 90 percent working interest in Ipiatik which has reservoir depths of up to 505 metres. The Ipiatik asset will provide future bitumen feedstock to the Foster Creek plant. Pad construction is expected to commence in 2024 with first steam expected in 2029.
Christina Lake
Cenovus has a 100 percent working interest in Christina Lake, which is located approximately 150 kilometres southeast of Fort McMurray, Alberta. Christina Lake produces from the McMurray formation, with a reservoir depth of up to 375 metres, using SAGD technology.
Bitumen production at Christina Lake averaged 246.5 thousand barrels per day in 2022 (2021 – 236.8 thousand barrels per day).
Cenovus operates a 100-megawatt natural gas-fired cogeneration facility at Christina Lake. The steam and power generated by the facility is used within the SAGD operation and any excess power generated is sold into the Alberta power pool.
Cenovus has a 100 percent working interest in Narrows Lake, which is located adjacent to Christina Lake and has a reservoir depth of up to 375 metres. In 2021, the Narrows Lake field commenced tieback into the Christina Lake plant and the work continued in 2022. The expansion of the Christina Lake development area to include Narrows Lake will provide future sustaining pad locations for feedstock into the Christina Lake plant. First steam from Narrows Lake is expected in 2025.
Sunrise
On August 31, 2022, Cenovus acquired the remaining 50 percent interest in Sunrise from BP Canada, giving Cenovus full ownership. Sunrise is located approximately 60 kilometres northeast of Fort McMurray, Alberta. Sunrise produces from the McMurray formation, with a reservoir depth of up to 200 metres, using SAGD technology. In 2022, bitumen production at Sunrise averaged 31.3 thousand barrels per day (2021 – 25.9 thousand barrels per day). Following the Sunrise Acquisition, bitumen production averaged 45.3 thousand barrels per day from September 1, 2022 to December 31, 2022.
Lloydminster Thermal
Lloydminster thermal consists of 12 producing thermal plants, which are 100 percent owned by Cenovus and produce bitumen. The plants are located in the Lloydminster region of Saskatchewan. Each plant has a number of production pads and uses SAGD technology. The Spruce Lake North thermal plant achieved first oil in September 2022. Production averaged approximately 12.0 thousand barrels per day in the fourth quarter. Total bitumen production from Lloydminster thermal averaged 99.9 thousand barrels per day in 2022 (2021 – 97.7 thousand barrels per day).
Lloydminster Conventional Heavy Oil
Lloydminster conventional heavy oil uses a combination of production technologies including CHOPS, horizontal wells and EOR in the Lloydminster region of Alberta and Saskatchewan. Heavy oil production averaged 16.3 thousand barrels per day in 2022 (2021 – 20.2 thousand barrels per day) and conventional natural gas production averaged 9.9 MMcf per day in 2022 (2021 –10.6 MMcf per day).
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Ltd. holding a 49 percent interest and CK Infrastructure Holdings Ltd. holding a 16 percent interest in HMLP. HMLP has approximately 2,300 kilometres of pipeline in the Lloydminster region and 5.9 million barrels of storage capacity at Hardisty and Lloydminster. The assets play an integral role in the transportation of heavy oil production to end markets by providing connections to the Lloydminster Upgrader and the Lloydminster Refinery, third-party terminals and pipelines through the Hardisty terminal.
The Lloydminster terminal, with a total storage capacity of 1.0 million barrels, serves as a hub for the gathering systems. The pipeline systems transport blended heavy crude oil to the Lloydminster terminal for delivery to the Company’s Lloydminster Upgrader and Lloydminster Refinery. Blended heavy crude oil from the field and synthetic crude oil from the upgrading operations are transported south to Hardisty, Alberta to a connection with the major export trunk pipelines.
The Hardisty terminal, with a total storage capacity of 4.9 million barrels, acts as the exclusive blending hub for WCS, the largest heavy oil benchmark pricing point in North America.
In addition, HMLP owns and Cenovus operates the Ansell Corser gas processing plant located in west-central Alberta. The gas processing plant has a capacity of 120 MMcf per day and supports our Conventional segment.
HMLP has its own board of directors and independent financing that supports both growth projects under construction and planned future expansions.

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Conventional
Cenovus’s Conventional assets include approximately 6.4 million net acres with an average 82 percent working interest. In addition, the Conventional assets include interests in numerous natural gas processing facilities with an estimated net processing capacity of 1.2 Bcf per day.
Elmworth-Wapiti
Cenovus is one of the largest producers in the Elmworth-Wapiti area, located in northwest Alberta and northeast British Columbia. As of December 31, 2022, Cenovus held leasehold rights of 1.2 million net acres in this area.
The Elmworth-Wapiti area provides production potential from more than 10 target formations, with the most prospective being the Falher and Dunvegan formations, having reservoir depths up to 3,000 metres. This is a mature area that was historically developed with conventional vertical well technology. Cenovus has shifted to horizontal drilling in its development programs with a view to unlock the vast resource potential in the tight sand plays.
The primary processing facility in the area is the Cenovus-operated Elmworth plant. The Company holds significant working interests in four other major natural gas processing facilities in the region.
On February 28, 2022, Cenovus sold its Wembley assets in the Elmworth area for net proceeds of $221 million.

Net Production for the Elmworth-Wapiti Area	2022	2021
Light Crude Oil (Mbbls/d)	1.8	1.7
NGLs (Mbbls/d)	8.0	8.1
Conventional Natural Gas (MMcf/d)	144.7	151.5
Total Production (MBOE/d)	33.9	35.1
Kaybob-Edson
As of December 31, 2022, Cenovus held leasehold rights of approximately 1.0 million net acres in the Kaybob-Edson area, which is situated in west-central Alberta. Target development is focused in the Cretaceous formations with reservoir depths ranging from 2,500 metres to 3,200 metres. Cenovus owns and operates two major natural gas facilities in the area, the Peco and Wolf plants, in addition to holding significant working interest in two other major natural gas processing facilities in the region. The Ansell Corser plant is owned by HMLP and operated by Cenovus.

Net Production for the Kaybob-Edson Area	2022	2021
Light Crude Oil (Mbbls/d)	1.1	1.1
NGLs (Mbbls/d)	7.2	7.4
Conventional Natural Gas (MMcf/d)	237.7	240.2
Total Production (MBOE/d)	47.9	48.6
Clearwater
The Clearwater area is situated in west-central Alberta, south of Kaybob-Edson. As of December 31, 2022, Cenovus held leasehold rights of approximately 0.6 million net acres. Cenovus’s assets in the Clearwater area target the Cretaceous and Jurassic formations with reservoirs at depths ranging from 1,790 metres to 3,000 metres producing both NGLs and natural gas. This is a mature area historically developed with conventional vertical well technology, providing Cenovus with a series of lower risk horizontal drilling development programs. Cenovus operates two major natural gas processing facilities in the area, the Sand Creek and Alder plants.

Net Production for the Clearwater Area	2022	2021
Light Crude Oil (Mbbls/d)	2.2	2.3
NGLs (Mbbls/d)	5.3	7.2
Conventional Natural Gas (MMcf/d)	101.5	119.0
Total Production (MBOE/d)	24.4	29.3

Cenovus Energy Inc. – 2022 Annual Information Form	10

Rainbow Lake
Rainbow Lake is located approximately 900 kilometres northwest of Edmonton, Alberta. As of December 31, 2022, Cenovus held leasehold rights of approximately 0.4 million net acres. Rainbow Lake consists of two distinct areas, Rainbow Lake and Bivouac, with assets including two natural gas plants, multiple field facilities and compressor stations, and over 1,100 kilometres of pipelines for gathering, injection and disposal operations. Rainbow Lake makes up the majority of the asset production, primarily from the deeper Devonian formations, such as Keg River and Muskeg with reservoir depths ranging from 1,700 metres to 2,000 metres. Bivouac produces mainly sweet gas from the Jean Marie formation with reservoir depths up to 1,400 metres.

Net Production for the Rainbow Lake Area	2022	2021
Light Crude Oil (Mbbls/d)	2.4	3.2
NGLs (Mbbls/d)	3.3	2.9
Conventional Natural Gas (MMcf/d)	92.2	87.0
Total Production (MBOE/d)	21.0	20.6
The Company holds a 50 percent interest in a 90-megawatt natural gas-fired cogeneration facility adjacent to its Rainbow Lake processing plant. The cogeneration facility produces electricity and steam for the Rainbow Lake processing plant, and any excess power generated is sold into the Alberta power pool.
Offshore
Asia Pacific
China
Liwan Gas Project
The Liwan Gas Project is located approximately 300 kilometres southeast of the Hong Kong Special Administrative Region and was the first deepwater gas project offshore China. The Liwan Gas Project includes the natural gas discoveries at the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields within the Contract Area 29/26 located in the Pearl River Mouth Basin of the South China Sea. Cenovus has a 49 percent working interest in the Liwan 3-1 and Liuhua 34-2 fields as well as a 75 percent working interest in the Liuhua 29-1 field. The remaining working interest is owned by China National Offshore Oil Corporation through subsidiaries (“CNOOC”).
The Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields share a subsea production system, subsea pipeline transportation and onshore gas processing infrastructure. Cenovus is the operator of the deepwater infrastructure and CNOOC operates the shallow water facilities including the platform, subsea pipeline to shore and the Gaolan Onshore Gas Plant (“OSGP”). The OSGP extracts condensate and NGLs and compresses and transports the natural gas to commercial markets in mainland China.
In 2022, the Company’s working interest share of production from the Liwan Gas Project was 230.1 MMcf per day of conventional natural gas and 9.8 thousand barrels per day of NGLs (2021 – 244.1 MMcf per day of conventional natural gas and 10.0 thousand barrels per day of NGLs).
Block 15/33
The Company holds a production sharing contract (“PSC”) for Block 15/33 which is located in the Pearl River Mouth Basin of the South China Sea, east of the Leizhou Peninsula, approximately 140 kilometres southeast of the Hong Kong Special Administrative Region. Cenovus is the operator of the block and has a working interest of 100 percent.
In 2022, Cenovus decided not to fund the development at Block 15/33 in China.
Block 16/25
The Company holds a PSC for Block 16/25 which is located in the Pearl River Mouth Basin of the South China Sea, east of the Leizhou Peninsula, about 150 kilometres southeast of the Hong Kong Special Administrative Region. The Company is the operator of the block with a 100 percent working interest during the exploration phase.
An amendment agreement signed in 2021 between the Company and CNOOC extended the first phase of the exploration period to December 31, 2022. As of the end of 2022, no decision was reached to terminate the PSC. Discussions are underway to complete the remaining obligatory exploration well in an area to be agreed by all parties.
Block 23/07
Cenovus held a PSC for the 23/07 exploration block in the Beibu Gulf area of the South China Sea, west of the Leizhou Peninsula. The PSC was terminated in 2022.

Cenovus Energy Inc. – 2022 Annual Information Form	11

Taiwan
Block DW-1
The Company and CPC Corporation, through a joint agreement, have rights to an exploration block covering approximately 7,700 square kilometres located southwest of the Taiwan Area offshore. The Company holds a 75 percent working interest during exploration. CPC Corporation has the right to participate in any future development programs up to a 50 percent interest by paying its proportionate share of all development costs. During 2022, the three-dimensional seismic exploration period was extended for another two years and expires on December 17, 2024.
Indonesia
Madura Strait
The Company has a 40 percent interest in the HCML joint venture, which holds the Madura Strait PSC. The Madura Strait PSC encompasses approximately 2,500 square kilometres in the Madura Strait area, located off the coast of East Java, Indonesia.
The Madura Strait includes the producing BD, MBH and MDA shallow water fields. It also contains shallow water MAC and MDK fields which are under development and are expected to start production in 2023 and 2025, respectively.
In 2022, the Company’s working interest share of production was 47.6 MMcf per day of conventional natural gas and 2.6 thousand barrels per day of condensate (2021 – 41.2 MMcf per day and 2.7 thousand barrels per day, respectively).
Liman
The Company signed a PSC in December 2021 with the Government of Indonesia for the Liman contract area, which is located onshore in East Java, Indonesia. The Company holds a 100 percent working interest during the exploration phase. Pertamina, an Indonesian state-owned enterprise, has the right to farm in on a business-to-business basis, for 15 percent of the PSC under government regulations.
Atlantic
Canada
Terra Nova Field
The Terra Nova field is located approximately 350 kilometres southeast of St. John’s, Newfoundland and Labrador in the Jeanne d’Arc Basin. The Terra Nova field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Cenovus has a working interest in the Terra Nova field of 34 percent and is not the operator. Production at the Terra Nova field has been suspended since December 2019. In September 2021, Cenovus and its partners finalized agreements (the “Atlantic Restructuring”) to restructure its working interest in Terra Nova, increasing Cenovus’s working interest to 34 percent from 13 percent, and if a decision was taken to restart the West White Rose project, would reduce the Company’s working interest in the White Rose field. The agreements included the decision to move forward with the Asset Life Extension Project which is expected to extend production life by approximately 10 years and produce an additional 70 million barrels, 23.8 million barrels net to Cenovus. The Terra Nova field is expected to resume production in the second quarter of 2023.
White Rose Field and Satellite Extensions
The White Rose field is located about 350 kilometres east off the coast of Newfoundland and Labrador on the eastern flank of the Jeanne d’Arc Basin. The Company is the operator of the main White Rose field and satellite tiebacks, including the North Amethyst, West White Rose and South White Rose extensions. The North Amethyst and South White Rose extensions were developed via subsea tieback infrastructure which produce back to the SeaRose floating production storage and offloading unit (“FPSO”).
The West White Rose project is designed to use a drilling and wellhead platform to access resources to the west of the main field and will also produce back to the SeaRose FPSO. On May 31, 2022, Cenovus and its partners announced the restart of the West White Rose project offshore Newfoundland and Labrador. As part of the 2021 Atlantic Restructuring plan, the decision to restart the West White Rose project on May 31, 2022, resulted in the transfer of a 12.5 percent working interest in the White Rose field and satellite extensions from Cenovus to Suncor, lowering Cenovus’s working interest to 60 percent in the main field and 56.375 percent in the satellite extensions. The West White Rose project is anticipated to have peak production of 80 thousand barrels per day (45 thousand barrels per day, net to Cenovus) with first oil expected in the first half of 2026.
In 2022, light crude oil production averaged 11.6 thousand barrels per day (2021 – 14.1 thousand barrels per day).

Cenovus Energy Inc. – 2022 Annual Information Form	12

East Coast Exploration
The Company holds working interests ranging from six percent to 100 percent in multiple discovery areas and 22 percent to 100 percent in exploration licenses within the Jeanne d’Arc Basin, Baffin Island and Eastern Newfoundland regions. On August 31, 2022 Cenovus closed the acquisition of Sunrise and disposed of its 35 percent position in the undeveloped Bay du Nord project offshore Newfoundland and Labrador, which includes the Bay de Verde, Baccalieu, Harpoon and Mizzen discoveries in the Flemish Pass Basin.
DOWNSTREAM
Canadian Manufacturing
The following table summarizes key operational results for the assets:

	2022	2021
Heavy Crude Oil Throughput Capacity (Mbbls/d)	110.5	110.5
Lloydminster Upgrader	81.5	81.5
Lloydminster Refinery	29.0	29.0

Heavy Crude Oil Throughput (Mbbls/d)	92.9	106.5
Lloydminster Upgrader	68.7	79.0
Lloydminster Refinery	24.2	27.5

Crude Utilization (1) (percent)	84	96

Refined Products Output (2) (Mbbls/d)	93.4	107.9
Distillate	9.3	10.0
Synthetic Crude Oil	46.0	54.9
Asphalt	13.5	15.5
Other	24.6	27.5

Crude-by-Rail Operations
Volumes Loaded (3) (Mbbls/d)	1.8	12.1

Ethanol Production (millions of litres/d)	0.8	0.7

Fuel Sales Volumes (4) (5) (millions of litres/d)	6.2	6.9
Gasoline	2.0	2.6
Diesel Fuel	4.2	4.2
Liquefied Petroleum Gas	—	0.1
(1)Based on crude throughput volumes and results of operations at the Lloydminster Upgrader and Refinery.
(2)Includes refined product output at the Lloydminster Upgrader and Refinery.
(3)Volumes transported outside of Alberta.
(4)Total fuel sales volumes include the historical retail business and the remaining commercial fuels business. For the period of September 14, 2022 to December 31, 2022, the commercial fuels business averaged 0.7 million litres per day of gasoline sales volumes and 4.6 million litres per day of diesel fuel sales volumes, for a total of 5.3 million litres per day of sales volumes.
(5)Fuel sales volumes include the sale of refined petroleum products purchased from third parties and those produced at our Lloydminster Upgrader.
Lloydminster Upgrader
The Lloydminster Upgrader, located outside Lloydminster, Saskatchewan, is designed to process blended heavy crude oil feedstock (including bitumen), creating Husky Synthetic Blend (“HSB”), ultra-low sulphur diesel and other ancillary products. In addition, the upgrader recovers diluent from the feedstock for reuse in the Company’s heavy crude oil production assets and transportation. Synthetic crude oil is used as refinery feedstock for the production of transportation fuels in Canada and the U.S.
Lloydminster Refinery
The Lloydminster Refinery, located in Lloydminster, Alberta, processes blended heavy crude oil into asphalt products used in road construction and maintenance. The Lloydminster Refinery also produces condensate, bulk distillates and industrial products. Condensate is removed and re-circulated into HMLP’s pipeline network as diluent. Distillates are transferred to the Lloydminster Upgrader and blended into the HSB stream or sold as industrial products. Industrial products are a blend of medium and light distillate and vacuum gas oil, which are typically sold directly to customers as refinery feedstock, drilling and well-fracturing fluids, or used in asphalt cutbacks and emulsions.

Cenovus Energy Inc. – 2022 Annual Information Form	13

Due to the seasonal demand for asphalt products, many asphalt refineries typically operate at full capacity only during the paving season in Canada and the northern U.S. The Company has implemented various strategies to increase refinery throughput outside of the paving season, such as increasing storage capacity and developing U.S. markets for asphalt products. This allows the Lloydminster Refinery to run at or near full capacity throughout the year.
In addition to sales directly from the Lloydminster Refinery, the Company owns an asphalt distribution network composed of four asphalt terminals located in: Kamloops, British Columbia; Edmonton, Alberta; Yorkton, Saskatchewan; and Winnipeg, Manitoba. The Company also owns an emulsion plant located in Saskatoon, Saskatchewan.
Bruderheim Crude-by-Rail Terminal
The Company owns a crude-by-rail loading facility near Edmonton, Alberta. The Bruderheim crude-by-rail terminal has a storage tank capacity of 240.0 thousand barrels and a loading capacity of 120.0 thousand barrels per day and is part of the Company’s strategy to create additional transportation options for our products and is designed to help us capture global prices for our crude oil production. The Company has hired a third-party service provider to assist in operating the rail terminal. The Company leases a fleet of coiled and insulated rail cars to safely transport our products to market.
Ethanol Plants
The Company owns and operates two ethanol plants, located in Lloydminster, Saskatchewan and Minnedosa, Manitoba. Fuel grade ethanol is produced from grain-based feedstock. Each ethanol plant has an annual nameplate capacity of 130 million litres.
The Lloydminster ethanol plant captures carbon dioxide for use in the Company’s Lloydminster conventional heavy oil assets and ethanol produced at the plant has a low carbon intensity designation. At the Minnedosa ethanol plant, the Company is progressing a Carbon Capture and Sequestration project to also achieve lower carbon intensity ethanol production.
Commercial Fuels Business
In September 2022, Cenovus divested the majority of its retail fuels network, selling 337 gas stations. Cenovus retained its commercial fuels business, which includes approximately 170 cardlock, bulk plant and travel centre locations. Cenovus’s commercial operating model is balanced by corporate owned/dealer operated and branded dealer-owned-and-operated sites. The network consists of travel centres and cardlocks serving urban and rural markets across Canada and bulk distributors offering direct sales to commercial and agricultural markets in the prairie provinces.
The following table shows the number of locations by province as at December 31, 2022:

	British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec	Nova Scotia	Total
Cardlocks	34	24	4	7	24	6	1	100
Bulk Plants	3	8	2	1	—	—	—	14
Travel Centres (1)	15	16	3	3	19	—	—	56
Total	52	48	9	11	43	6	1	170
(1)Includes five retail locations.

Cenovus Energy Inc. – 2022 Annual Information Form	14

U.S. Manufacturing
The following table summarizes key operational results for the refineries:

	2022	2021
Crude Oil Throughput Capacity (Mbbls/d)	552.5	502.5
Lima Refinery	175.0	175.0
Superior Refinery (1)	50.0	—
Toledo Refinery (2)	80.0	80.0
Wood River and Borger Refineries (2)	247.5	247.5

Crude Oil Throughput (Mbbls/d)	400.8	401.5
Lima Refinery	157.9	126.9
Toledo Refinery (2)	36.3	69.9
Wood River and Borger Refineries (2)	206.6	204.7

Throughput by Product (Mbbls/d)
Heavy Crude Oil	116.1	138.7
Light and Medium Crude Oil	284.7	262.8

Crude Utilization (3) (percent)	80	80

Refined Products Output (Mbbls/d)	420.5	418.6
Gasoline	200.0	205.3
Distillate	153.5	145.3
Other	67.0	68.0
(1)The Superior Refinery commenced commissioning in December 2022. The permitted capacity is 50.0 Mbbls/d and is not included in the crude utilization calculation.
(2)Represents Cenovus’s 50 percent of Wood River, Borger and Toledo refinery operations.
(3)Based on crude oil name plate capacity. Excludes the permitted capacity of Superior.
Lima Refinery
The Lima Refinery is located in Lima, Ohio, approximately 150 kilometres northwest of Columbus, Ohio. The Lima Refinery processes both light sweet crude oil and heavy crude oil feedstock sourced from the U.S. and Canada, which includes Canadian synthetic crude oil, including HSB produced by the Lloydminster Upgrader. The Lima Refinery produces low-sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products. The feedstocks are received via the Mid-Valley and Marathon Pipelines, and the refined products are transported via the Buckeye, Inland and Energy Transfer Partners pipeline systems and by railcar to primary markets in Ohio, Illinois, Indiana, Pennsylvania and southern Michigan.
Production at the Lima Refinery averaged 77.4 thousand barrels per day of gasoline, 65.0 thousand barrels per day of distillates and 21.4 thousand barrels per day of other products in 2022 (2021 – 62.2 thousand barrels per day, 50.7 thousand barrels per day and 18.3 thousand barrels per day, respectively). Approximately 13 percent of the crude oil processed at the Lima refinery consisted of Canadian heavy crude oil in 2022 (2021 – eight percent).
Toledo Refinery
The Toledo Refinery is located near Toledo, Ohio. Products from the refinery include gasoline, diesel, jet fuel and other products. A portion of the Toledo Refinery’s capacity is used to process high total acid number crude oil to support production from Sunrise. The feedstocks are received via the Mid-Valley, Marathon and Enbridge Mainline Pipelines, and the refined products are transported via the Buckeye, Inland and Energy Transfer Partners pipeline systems and by barge and railcar to primary markets in Ohio, Illinois, Indiana, Pennsylvania and southern Michigan.
On August 8, 2022, Cenovus announced an agreement to purchase the remaining 50 percent interest in the Toledo Refinery from BP, giving Cenovus full ownership and further integrating its heavy oil production and refining capabilities. The transaction is expected to close at the end of February 2023.
On September 20, 2022, there was an incident at the Toledo Refinery. The refinery remains shut down in a safe state. Production at the Toledo Refinery averaged 21.8 thousand barrels per day of gasoline, 11.9 thousand barrels per day of distillates and 6.0 thousand barrels per day of other products in 2022 (2021 – 42.5 thousand barrels per day, 22.6 thousand barrels per day and 9.7 thousand barrels per day, respectively). Of the crude oil processed at the Toledo Refinery in 2022, approximately 43 percent consisted of Canadian heavy crude oil and approximately 5 percent consisted of U.S. heavy crude oil (2021 – 38 percent and 11 percent, respectively).

Cenovus Energy Inc. – 2022 Annual Information Form	15

Wood River Refinery
The Wood River Refinery ranks in the top 10 percent of approximately 130 refineries in the U.S. based on total crude oil capacity. It is located in Roxana, Illinois, approximately 25 kilometres northeast of St. Louis, Missouri. The Wood River Refinery processes light low-sulphur and heavy high-sulphur crude oil that it receives via the Keystone, Capline, Ozark and Capwood Pipelines to produce gasoline, diesel and jet fuel, petrochemical feedstock as well as petroleum coke and asphalt. The gasoline, diesel and jet fuel are transported via the Explorer, Buckeye, and Marathon Pipelines to markets in the upper U.S. Midwest. Other products are transported via pipeline, truck, barge and railcar to various markets.
In December 2022, an incident occurred at the Wood River Refinery that reduced throughput. Crude utilization has steadily increased since the first week of January 2023, and the refinery is currently operating at a substantial proportion of normal throughput. The refinery is expected to return to normal rates in the second quarter of 2023. The Wood River Refinery’s total stated crude oil processing capacity for 2022 was 346.0 thousand barrels per day. Cenovus’s share of production at the Wood River Refinery averaged 64.9 thousand barrels per day of gasoline, 49.0 thousand barrels per day of distillates and 31.7 thousand barrels per day of other products in 2022 (2021 – 65.9 thousand barrels per day, 47.1 thousand barrels per day and 33.2 thousand barrels per day, respectively).
Borger Refinery
The Borger Refinery is located in Borger, Texas, approximately 80 kilometres north of Amarillo, Texas. The Borger Refinery processes mainly medium and heavy high-sulphur crude oil that it receives via the WA/80 and Borger Express pipelines to produce gasoline, diesel and jet fuel, along with solvents and other products. The refined products are transported via the Denver, Powder River, Amarillo and Gold Line Pipelines and by truck and railcar to markets in Texas, New Mexico, Colorado and the U.S. mid-continent.
The Borger Refinery’s total stated crude oil processing capacity for 2022 was 149.0 thousand barrels per day. Cenovus’s share of production at the Borger Refinery averaged 35.9 thousand barrels per day of gasoline, 27.6 thousand barrels per day of distillates and 7.9 thousand barrels per day of other products in 2022 (2021 – 34.7 thousand barrels per day, 25.0 thousand barrels per day and 6.8 thousand barrels per day, respectively).
Superior Refinery
The Superior Refinery is located in Superior, Wisconsin, approximately 250 kilometres northeast of Minneapolis, Minnesota. On April 26, 2018, the Superior Refinery experienced an incident while preparing for a major turnaround and was taken out of operation. The rebuild work commenced in March 2019 and commissioning for restart of the refinery started in December 2022 and will progress in the first quarter of 2023. Cenovus recovered the majority of the rebuild investment through insurance proceeds. The refinery has associated infrastructure including five storage and distribution terminals that are strategically located throughout the northern U.S. See the Storage and Distribution Network section below for details.
The Superior Refinery has a stated crude oil permitted capacity of 50.0 thousand barrels per day, including capability to process up to 34.0 thousand barrels per day of heavy oil while producing asphalt, gasoline and diesel.
Storage and Distribution Network
The Company has refined product storage and a U.S. asphalt distribution network composed of five terminals. These terminals include: the Superior Products Terminal in Superior, Wisconsin (where refinery products are unloaded); the Duluth Terminal in Duluth/Esko, Minnesota (storage capacity – 180.0 thousand barrels); the Duluth Marine Terminal in Duluth, Minnesota (storage capacity – 14.0 thousand barrels); the Rhinelander Asphalt Terminal in Rhinelander, Wisconsin (storage capacity – 157.0 thousand barrels); and the Crookston Asphalt Terminal in Crookston, Minnesota (storage capacity – 136.0 thousand barrels). In addition, the Superior Refinery has a working tank capacity of 2.6 million barrels. The Company also markets asphalt from independently operated terminals located in the states of Minnesota, Wisconsin and Ohio.
COMPETITIVE CONDITIONS
All aspects of the energy industry are highly competitive, including attracting and retaining skilled and knowledgeable personnel. For further information on the competitive conditions affecting Cenovus, refer to the section entitled Risk Management and Risk Factors in the Company’s annual 2022 MD&A, which section is incorporated by reference into this AIF and available on SEDAR at sedar.com and EDGAR at sec.gov.
ENVIRONMENTAL PROTECTION
All phases of crude oil, natural gas, NGLs and refining operations are subject to environmental regulation pursuant to a variety of federal, provincial, territorial, state, regional and municipal laws and regulations in the jurisdictions in which Cenovus operates. For further information on the environmental regulations affecting Cenovus, refer to the section entitled Risk Management and Risk Factors in the Company’s annual 2022 MD&A, which section is incorporated by reference into this AIF and available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc. – 2022 Annual Information Form	16

CODE OF BUSINESS CONDUCT AND ETHICS
Cenovus has established policies and standards relating to the conduct of business in a safe, ethical, legal and sustainable manner. Cenovus’s commitment in these areas is reflected in the Code of Business Conduct & Ethics (the “Code”) which is approved by the Board of Directors, our highest level of governance. The Code applies to the Company’s directors, officers, employees, and contractors who are regularly required to review the Code to confirm they understand their individual responsibilities and that they conform to its requirements. Suppliers who conduct activities for, or on behalf of, Cenovus are expected to review the Code and align with the principles and guidance it provides. The Code addresses Cenovus’s expectations concerning its values and reputation, acting with integrity (including the Company’s approach to lobbying and public advocacy), responsible information use, compliance with laws and regulations and speaking up about deviations from the Code. The Code uses plain language and includes a message from Cenovus’s President & Chief Executive Officer and examples to address the expectations of the Code. The Code is readily accessible on Cenovus’s intranet and on the Company’s website at cenovus.com.
Sustainability Policy
Cenovus’s Sustainability Policy addresses business conduct to help ensure the Company’s activities are undertaken in a responsible, transparent and respectful manner and in compliance with all applicable laws, regulations and industry standards in the jurisdictions in which Cenovus operates. The Sustainability Policy specifically references the following matters: governance and leadership, people, environment, stakeholder engagement, Indigenous reconciliation and community involvement and investment.
With respect to the environment, the Sustainability Policy provides that Cenovus recognizes the importance of: integrating environmental considerations into Cenovus’s business plans, spending decisions, performance management, project development, operations, communications and stakeholder relations. It also provides for the tracking and reporting on a broad range of environmental metrics in respect of Cenovus limiting its impact on climate, air, water, land and wildlife by investing in technology, continuously improving its operating practices and collaborating with third parties to find innovative solutions to minimize Cenovus’s environmental impact and maximize business value.
With respect to social aspects, the Sustainability Policy provides that Cenovus recognizes the importance of prioritizing the health and safety of all workers involved in its operations, as well as the residents of the communities where Cenovus works. In addition, it discusses the importance of treating workers with dignity, fairness and respect in order to support an inclusive and diverse workplace and evidences Cenovus’s support for the principles of the Universal Declaration of Human Rights. The Sustainability Policy also addresses the importance of Cenovus fostering positive relationships with Indigenous communities and other stakeholders through communication based on honesty, trust and respect with the objective of building and maintaining long-term, mutually beneficial relationships. In furtherance of this, and in an effort to create a positive impact for both Cenovus and the communities in which it operates, the Sustainability Policy also acknowledges the importance of investments by Cenovus in organizations and initiatives that improve people’s quality of life.
Additional Policy Information
In addition to the Code and Sustainability Policy, Cenovus has established other policies, including the Human Rights and Indigenous Relations policies, and practices that in some instances relate to environmental or social aspects of Cenovus’s business. The Human Rights Policy formalizes our commitment to human rights, reflects our values and behaviors and further supports the sustainable operation of our business. The Indigenous Relations Policy aims to ensure Indigenous relations across the Company are supported by a consistent approach based on respect, honesty and integrity. Cenovus’s directors, management, employees and contractors are periodically required to complete policy training to review and commit to the Sustainability Policy, the Code, and other key policies and standards. Stakeholders, employees and contractors are encouraged to report any business conduct concerns, including violations of applicable laws or any Cenovus policy, through the Company’s anonymous Integrity Helpline. Employees and contractors may also report any such concerns to their supervisor, a human resources business partner or a member of the Investigations Committee.
The aforementioned policies are accessible on the Company’s website at cenovus.com, as is Cenovus’s ESG report. The ESG report is published annually to detail management’s efforts and performance across environment, social and governance topics that are important to its stakeholders.

Cenovus Energy Inc. – 2022 Annual Information Form	17

EMPLOYEES
The following table summarizes Cenovus’s full-time equivalent (“FTE”) employees as at December 31, 2022:

2022
Upstream Operations	2,766
Downstream Operations	1,629
Corporate (1)	1,603
Total FTE Employees	5,998
(1)    Includes employees within Corporate and Operations Services, Finance and Risk, People and Services, Strategy and Corporate Development, Sustainability and Stakeholder Engagement, and Legal.
Cenovus also engages contractors and service providers. For further information on employee and other workforce related risks affecting Cenovus, refer to the section entitled Risk Management and Risk Factors in the Company’s annual 2022 MD&A, which section is incorporated by reference into this AIF and available on SEDAR at sedar.com and EDGAR at sec.gov.

RISK FACTORS
A discussion of risk factors can be found in the section entitled Risk Management and Risk Factors in the Company’s annual 2022 MD&A, which section is incorporated by reference into this AIF and is available on SEDAR at sedar.com and EDGAR at sec.gov.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION
As a Canadian issuer, Cenovus is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of the Company’s reserves in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).
As at December 31, 2022, the Company’s reserves were located in Canada, China and Indonesia. Cenovus retained two independent qualified reserves evaluators (“IQREs”), McDaniel & Associates Consultants Ltd. (“McDaniel”) and GLJ Ltd. (“GLJ”), to evaluate and prepare reports on 100 percent of its bitumen, heavy crude oil, light crude oil and medium crude oil combined (“light and medium oil”), NGLs, conventional natural gas and shale gas proved and probable reserves. McDaniel evaluated approximately 94 percent of Cenovus’s total proved reserves, located in Canada (in Alberta, Saskatchewan and Newfoundland and Labrador), China and Indonesia. GLJ evaluated approximately six percent of the Company’s total proved reserves, located in Alberta and British Columbia, Canada.
The Safety, Sustainability and Reserves Committee (“SSR Committee”), composed entirely of independent directors, reviews, among other things, the qualifications and appointment of the IQREs, the procedures for providing information to the IQREs and the procedures relating to the disclosure of information with respect to oil and gas activities. The SSR Committee meets independently with the management of Cenovus and each IQRE to determine whether any restrictions affected the ability of the IQREs to report on the reserves data without reservation. In addition, the SSR Committee reviews the reserves data and the report of the IQREs and provides a recommendation regarding approval of the reserves disclosure to the Board.
Classifications of reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of petroleum reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. Readers should review the definitions and information contained in “Additional Notes to Reserves Data Tables”, “Definitions” and “Pricing Assumptions” in conjunction with the reserves disclosure. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates disclosed. For additional information, see the section entitled Risk Management and Risk Factors in the Company’s annual 2022 MD&A, which section is incorporated by reference into this AIF, and is available on SEDAR at sedar.com and EDGAR at sec.gov.
Cenovus’s reserves data and other oil and gas information contained in this AIF is dated February 14, 2023, with an effective date of December 31, 2022. McDaniel’s and GLJ’s preparation date of the information is January 21, 2023.
Disclosure of Reserve Data
The reserves data presented summarizes the Company’s bitumen, heavy crude oil, light and medium oil, NGLs, conventional natural gas, shale gas and total reserves, and the net present value (“NPV”) and future net revenue (“FNR”) for these reserves. The reserves data uses forecast prices and costs prior to provision for interest, general and administrative expenses or the impact of any hedging activities. Estimates of FNR have been presented on a before and after income tax basis.

Cenovus Energy Inc. – 2022 Annual Information Form	18

Summary of Oil and Gas Reserves as at December 31, 2022

Gross Reserves (1)	Bitumen (2) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (3) (Bcf)	Total (MMBOE)
Canada
Proved
Developed Producing	1,012	17	51	1,253	1,289
Developed Non-Producing	138	21	2	45	168
Undeveloped	4,442	4	13	382	4,523
Total Proved	5,592	42	66	1,680	5,980
Probable	2,448	129	35	897	2,762
Total Proved Plus Probable	8,040	171	101	2,577	8,742

China
Proved
Developed Producing	—	—	12	331	67
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	12	331	67
Probable	—	—	2	65	13
Total Proved Plus Probable	—	—	14	396	80

Indonesia (4)
Proved
Developed Producing	—	—	4	183	35
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	4	183	35
Probable	—	—	2	67	12
Total Proved Plus Probable	—	—	6	250	47

Total Company
Proved
Developed Producing	1,012	17	67	1,767	1,391
Developed Non-Producing	138	21	2	45	168
Undeveloped	4,442	4	13	382	4,523
Total Proved	5,592	42	82	2,194	6,082
Probable	2,448	129	39	1,029	2,787
Total Proved Plus Probable	8,040	171	121	3,223	8,869
(1)Cenovus’s interest (operated or non-operated) before deduction of royalties and excludes royalty interests.
(2)Includes heavy crude oil that is not material, representing less than one percent of bitumen on a total proved plus probable basis.
(3)Includes shale gas that is not material representing less than one percent of conventional natural gas on a total proved plus probable basis.
(4)Includes Cenovus’s 40 percent interest in HCML.

Cenovus Energy Inc. – 2022 Annual Information Form	19

Net Reserves (1)	Bitumen (2) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (3) (Bcf)	Total (MMBOE)
Canada
Proved
Developed Producing	758	15	42	1,140	1,005
Developed Non-Producing	100	18	1	40	126
Undeveloped	3,325	3	10	345	3,396
Total Proved	4,183	36	53	1,525	4,527
Probable	1,756	108	29	802	2,026
Total Proved Plus Probable	5,939	144	82	2,327	6,553

China
Proved
Developed Producing	—	—	11	314	64
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	11	314	64
Probable	—	—	2	60	12
Total Proved Plus Probable	—	—	13	374	76

Indonesia (4)
Proved
Developed Producing	—	—	3	128	24
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	3	128	24
Probable	—	—	1	37	7
Total Proved Plus Probable	—	—	4	165	31

Total Company
Proved
Developed Producing	758	15	56	1,582	1,093
Developed Non-Producing	100	18	1	40	126
Undeveloped	3,325	3	10	345	3,396
Total Proved	4,183	36	67	1,967	4,615
Probable	1,756	108	32	899	2,045
Total Proved Plus Probable	5,939	144	99	2,866	6,660
(1)Cenovus’s interest (operated or non-operated) after deduction of royalties and includes royalty interests.
(2)Includes heavy crude oil that is not material representing less than one percent of bitumen on a total proved plus probable basis.
(3)Includes shale gas that is not material representing less than one percent of conventional natural gas on a total proved plus probable basis.
(4)Includes Cenovus’s 40 percent interest in HCML.

Cenovus Energy Inc. – 2022 Annual Information Form	20

Summary of Net Present Value of Future Net Revenue as at December 31, 2022

	Discounted at % per year					Unit Value Discounted at 10% (1)
Before Income Taxes ($ millions)	0%	5%	10%	15%	20%	$/BOE
Canada
Proved
Developed Producing	27,324	26,946	24,146	21,617	19,525	24.03
Developed Non-Producing	5,101	3,914	3,131	2,584	2,184	24.89
Undeveloped	166,663	65,901	32,134	18,205	11,401	9.46
Total Proved	199,088	96,761	59,411	42,406	33,110	13.12
Probable	138,089	33,564	13,941	8,245	5,733	6.88
Total Proved Plus Probable	337,177	130,325	73,352	50,651	38,843	11.19

China
Proved
Developed Producing	4,112	3,558	3,126	2,783	2,505	49.13
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—
Total Proved	4,112	3,558	3,126	2,783	2,505	49.13
Probable	784	619	503	419	357	41.05
Total Proved Plus Probable	4,896	4,177	3,629	3,202	2,862	47.82

Indonesia (2)
Proved
Developed Producing	572	493	431	382	343	17.96
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—
Total Proved	572	493	431	382	343	17.96
Probable	279	211	165	132	108	24.29
Total Proved Plus Probable	851	704	596	514	451	19.36

Total Company
Proved
Developed Producing	32,008	30,997	27,703	24,782	22,373	25.36
Developed Non-Producing	5,101	3,914	3,131	2,584	2,184	24.89
Undeveloped	166,663	65,901	32,134	18,205	11,401	9.46
Total Proved	203,772	100,812	62,968	45,571	35,958	13.65
Probable	139,152	34,394	14,609	8,796	6,198	7.14
Total Proved Plus Probable	342,924	135,206	77,577	54,367	42,156	11.65
(1)Unit values have been calculated using Cenovus’s interest (operated and non-operated) after deduction of royalties and includes royalty interests reserves.
(2)Includes Cenovus’s 40 percent interest in HCML.

Cenovus Energy Inc. – 2022 Annual Information Form	21

	Discounted at % per year
After Income Taxes (1) ($ millions)	0%	5%	10%	15%	20%
Canada
Proved
Developed Producing	21,339	21,807	19,676	17,647	15,946
Developed Non-Producing	3,975	3,019	2,399	1,970	1,659
Undeveloped	127,569	49,903	24,019	13,404	8,248
Total Proved	152,883	74,729	46,094	33,021	25,853
Probable	105,441	25,434	10,543	6,238	4,342
Total Proved Plus Probable	258,324	100,163	56,637	39,259	30,195

China
Proved
Developed Producing	3,077	2,669	2,348	2,092	1,884
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	3,077	2,669	2,348	2,092	1,884
Probable	559	432	344	281	234
Total Proved Plus Probable	3,636	3,101	2,692	2,373	2,118

Indonesia (2)
Proved
Developed Producing	389	337	297	264	238
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	389	337	297	264	238
Probable	176	145	121	104	91
Total Proved Plus Probable	565	482	418	368	329

Total Company
Developed Producing	24,805	24,813	22,321	20,003	18,068
Developed Non-Producing	3,975	3,019	2,399	1,970	1,659
Undeveloped	127,569	49,903	24,019	13,404	8,248
Total Proved	156,349	77,735	48,739	35,377	27,975
Probable	106,176	26,011	11,008	6,623	4,667
Total Proved Plus Probable	262,525	103,746	59,747	42,000	32,642
(1)Values are calculated by considering existing tax pools and tax circumstances for Cenovus in the consolidated evaluation of Cenovus’s oil and gas properties and taking into account current tax regulations. Values do not represent an estimate of the value at the business entity level, which may be significantly different. For information at the business entity level, please see Cenovus’s consolidated financial statements for the year ended December 31, 2022, and the annual 2022 MD&A.
(2)Includes Cenovus’s 40 percent interest in HCML.

Cenovus Energy Inc. – 2022 Annual Information Form	22

Total Undiscounted Future Net Revenue as at December 31, 2022

($ millions)	Revenue	Royalties	Operating Costs	Development Costs	Total Abandonment and Reclamation Costs (1)	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Canada
Total Proved	493,169	125,207	110,637	47,009	11,228	199,088	46,205	152,883
Total Proved Plus Probable	813,247	212,677	171,460	78,833	13,100	337,177	78,853	258,324

China
Total Proved	5,325	285	777	43	108	4,112	1,035	3,077
Total Proved Plus Probable	6,401	343	1,010	44	108	4,896	1,260	3,636

Indonesia (2)
Total Proved	2,247	703	935	—	37	572	183	389
Total Proved Plus Probable	3,089	1,097	1,083	19	39	851	286	565

Total Company
Total Proved	500,741	126,195	112,349	47,052	11,373	203,772	47,423	156,349
Total Proved Plus Probable	822,737	214,117	173,553	78,896	13,247	342,924	80,399	262,525
(1)Total abandonment and reclamation costs included for all wells, facilities and other liabilities, known and existing, and to be incurred as a result of future development activity.
(2)Includes Cenovus’s 40 percent interest in HCML.

Future Net Revenue by Product Type as at December 31, 2022

Reserves Category	Product Types	Future Net Revenue Before Income Taxes Discounted at 10% per Year ($ millions)	Unit Value Discounted at 10% per Year (1) ($/BOE)
Total Proved	Bitumen (2)	56,696	13.55
	Light and Medium Oil (3)	1,084	12.49
	Conventional Natural Gas (4) (5)	5,188	15.05
	Total	62,968	13.65
Total Proved Plus	Bitumen (2)	67,682	11.40
Probable	Light and Medium Oil (3)	2,951	13.81
	Conventional Natural Gas (4) (5)	6,944	13.71
	Total	77,577	11.65
(1)Unit values have been calculated using Cenovus’s interest (operated and non-operated) after deduction of royalties and includes royalty interest reserves.
(2)Includes heavy crude oil that is not material.
(3)Includes solution gas and other byproducts, which includes NGLs.
(4)Includes shale gas that is not material and other byproducts, which includes NGLs, but excludes solution gas.
(5)Includes Cenovus’s 40 percent interest in HCML.
Additional Notes to Reserves Data Tables
•All reserves and FNR were evaluated using forecast prices and costs.
•The estimates of FNR presented do not represent fair market value.
•FNR from reserves excludes cash flows related to Cenovus’s risk management activities.
•For disclosure purposes, Cenovus includes heavy crude oil with bitumen and shale gas with conventional natural gas, as the reserves of heavy crude oil and shale gas are not material.
•In accordance with NI 51-101, NPV and FNR amounts presented include all of Cenovus’s existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.
•BOE estimates and tables may not sum due to rounding.

Cenovus Energy Inc. – 2022 Annual Information Form	23

Definitions
Gross means: (a) in relation to production and reserves, the interest (operated or non-operated) held by Cenovus before deduction of royalties and excludes royalty interests; (b) in relation to wells, the total number of wells in which Cenovus has an interest; and (c) in relation to properties, the total acreage of properties in which Cenovus has an interest.
Net means: (a) in relation to production and reserves, the interest (operated or non-operated) held by Cenovus after deduction of royalties and includes royalty interests; (b) in relation to wells, the number of wells obtained by aggregating Cenovus’s interest (operated or non-operated) in each of its wells; and (c) in relation to properties, the total acreage obtained by aggregating Cenovus’s interest (operated or non-operated) in each of its properties.
Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions, which are generally accepted as being reasonable, and are disclosed later in this AIF.
Reserves are classified according to the degree of certainty associated with the estimates:
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
Each of the reserves categories may be divided into developed and undeveloped categories:
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared with the cost of drilling a well) to put the reserves on production. The developed category may be subdivided as follows:
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared with the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

Cenovus Energy Inc. – 2022 Annual Information Form	24

Pricing Assumptions
Except as noted below, the forecast of prices, inflation and exchange rate provided in the table below is computed using the average of forecasts by McDaniel, GLJ and Sproule Associates Limited and is used to estimate FNR associated with the reserves disclosed herein. This average forecast is dated January 1, 2023. The inflation forecast was applied uniformly to prices beyond the forecast interval, and to all future costs. Natural gas prices for China and Indonesia are derived from the natural gas sales agreements specific to each set of projects. For historical prices realized during 2022, see the Production History and Per-Unit Results section in this AIF.

	Crude Oil and NGLs (1)					Conventional Natural Gas
Year	WTI Cushing Oklahoma (US$/bbl)	Edmonton Par Price 40 API (C$/bbl)	Western Canadian Select (C$/bbl)	Edmonton C5+ (C$/bbl)	Brent (US$/bbl)	AECO (C$/MMBtu)	China (2) (US$/Mcf)	Indonesia (2) (US$/Mcf)	Inflation Rate (%/year)	Exchange Rate (US$/C$)
2023	80.33	103.77	76.54	106.22	84.67	4.23	9.53	7.18	0.0	0.7450
2024	78.50	97.74	77.75	101.35	82.69	4.40	9.67	7.32	2.3	0.7650
2025	76.95	95.27	77.54	98.94	81.03	4.21	9.67	7.43	2.0	0.7683
2026	77.61	95.58	80.07	100.19	81.39	4.27	9.62	7.51	2.0	0.7717
2027	79.16	97.07	81.89	101.74	82.65	4.34	9.83	7.64	2.0	0.7750
2028	80.75	99.01	84.02	103.78	84.29	4.43	9.87	7.79	2.0	0.7750
2029	82.36	100.99	85.73	105.85	85.98	4.51	9.91	7.89	2.0	0.7750
2030	84.01	103.01	87.44	107.97	87.70	4.60	9.99	8.04	2.0	0.7750
2031	85.69	105.07	89.20	110.13	89.46	4.69	10.98	8.22	2.0	0.7750
2032	87.40	106.69	91.11	112.33	91.25	4.79	11.16	8.39	2.0	0.7750
2033	89.15	108.83	92.93	114.58	93.07	4.89	11.19	—	2.0	0.7750
2034+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	—	—	2.0	0.7750
(1)Crude oil includes bitumen, heavy crude oil and light and medium oil.
(2)China and Indonesia natural gas prices are derived from the natural gas sales agreements specific to each set of projects.
Future Development Costs
The following table outlines undiscounted future development costs deducted in the estimation of FNR, by reserves category:

($ millions)	2023	2024	2025	2026	2027	Remainder	Total
Canada
Total Proved	1,846	1,961	1,578	1,458	1,048	39,118	47,009
Total Proved Plus Probable	2,350	2,346	2,171	1,941	1,323	68,702	78,833

China
Total Proved	5	5	5	5	5	18	43
Total Proved Plus Probable	6	5	5	5	5	18	44

Indonesia (1)
Total Proved	—	—	—	—	—	—	—
Total Proved Plus Probable	19	—	—	—	—	—	19

Total Company
Total Proved	1,851	1,966	1,583	1,463	1,053	39,136	47,052
Total Proved Plus Probable	2,375	2,351	2,176	1,946	1,328	68,720	78,896
(1)Includes Cenovus’s 40 percent interest in HCML.
Cenovus believes that existing cash and cash equivalents balances, internally generated cash flows, existing credit facilities, management of its asset portfolio and access to capital markets will be sufficient to fund the Company’s future development costs. However, there can be no guarantee that the necessary funds will be available or that Cenovus will allocate funding to develop all of its reserves. Failure to develop those reserves would have a negative impact on the Company’s FNR.
The interest or other costs of external funding are not included in the reserves and FNR estimates and would reduce FNR depending upon the funding sources utilized. Cenovus does not believe that interest or other funding costs would make development of any property uneconomic.

Cenovus Energy Inc. – 2022 Annual Information Form	25

Reserves Reconciliation as at December 31, 2022

Gross Reserves, Total Proved	Bitumen (1) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (2) (Bcf)	Total (MMBOE)
Canada
As at December 31, 2021	5,573	45	69	1,615	5,956
Extensions and Improved Recovery	25	2	4	209	67
Discoveries	—	—	—	—	—
Technical Revisions	33	(1)	2	46	42
Economic Factors	3	4	2	57	18
Acquisitions	294	—	—	2	294
Dispositions	(122)	(1)	(3)	(32)	(132)
Production (3)	(214)	(7)	(8)	(217)	(265)
As at December 31, 2022	5,592	42	66	1,680	5,980

China
As at December 31, 2021	—	—	17	403	84
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	(1)	12	1
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	(4)	(84)	(18)
As at December 31, 2022	—	—	12	331	67

Indonesia (4)
As at December 31, 2021	—	—	3	201	37
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	2	(1)	2
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	(1)	(17)	(4)
As at December 31, 2022	—	—	4	183	35

Total Company
As at December 31, 2021	5,573	45	89	2,219	6,077
Extensions and Improved Recovery	25	2	4	209	67
Discoveries	—	—	—	—	—
Technical Revisions	33	(1)	3	57	45
Economic Factors	3	4	2	57	18
Acquisitions	294	—	—	2	294
Dispositions	(122)	(1)	(3)	(32)	(132)
Production (3)	(214)	(7)	(13)	(318)	(287)
As at December 31, 2022	5,592	42	82	2,194	6,082

Cenovus Energy Inc. – 2022 Annual Information Form	26

Gross Reserves, Probable	Bitumen (1) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (2) (Bcf)	Total (MMBOE)
Canada
As at December 31, 2021	1,850	152	34	814	2,172
Extensions and Improved Recovery	402	9	2	122	432
Discoveries	—	—	—	—	—
Technical Revisions	14	(5)	(1)	(49)	—
Economic Factors	1	(3)	1	17	1
Acquisitions	204	—	—	1	205
Dispositions	(23)	(24)	(1)	(8)	(48)
Production (3)	—	—	—	—	—
As at December 31, 2022	2,448	129	35	897	2,762

China
As at December 31, 2021	—	—	3	74	16
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	(1)	(9)	(3)
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	—	—	—
As at December 31, 2022	—	—	2	65	13

Indonesia (4)
As at December 31, 2021	—	—	2	71	13
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	—	(4)	(1)
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	—	—	—
As at December 31, 2022	—	—	2	67	12

Total Company
As at December 31, 2021	1,850	152	39	959	2,201
Extensions and Improved Recovery	402	9	2	122	432
Discoveries	—	—	—	—	—
Technical Revisions	14	(5)	(2)	(62)	(4)
Economic Factors	1	(3)	1	17	1
Acquisitions	204	—	—	1	205
Dispositions	(23)	(24)	(1)	(8)	(48)
Production (3)	—	—	—	—	—
As at December 31, 2022	2,448	129	39	1,029	2,787

Cenovus Energy Inc. – 2022 Annual Information Form	27

Gross Reserves, Total Proved Plus Probable	Bitumen (1) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (2) (Bcf)	Total (MMBOE)
Canada
As at December 31, 2021	7,423	197	103	2,429	8,128
Extensions and Improved Recovery	427	11	6	331	499
Discoveries	—	—	—	—	—
Technical Revisions	47	(6)	1	(3)	42
Economic Factors	4	1	3	74	19
Acquisitions	498	—	—	3	499
Dispositions	(145)	(25)	(4)	(40)	(180)
Production (3)	(214)	(7)	(8)	(217)	(265)
As at December 31, 2022	8,040	171	101	2,577	8,742

China
As at December 31, 2021	—	—	20	477	100
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	(2)	3	(2)
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	(4)	(84)	(18)
As at December 31, 2022	—	—	14	396	80

Indonesia (4)
As at December 31, 2021	—	—	5	272	50
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	2	(5)	1
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	(1)	(17)	(4)
As at December 31, 2022	—	—	6	250	47

Total Company
As at December 31, 2021	7,423	197	128	3,178	8,278
Extensions and Improved Recovery	427	11	6	331	499
Discoveries	—	—	—	—	—
Technical Revisions	47	(6)	1	(5)	41
Economic Factors	4	1	3	74	19
Acquisitions	498	—	—	3	499
Dispositions	(145)	(25)	(4)	(40)	(180)
Production (3)	(214)	(7)	(13)	(318)	(287)
As at December 31, 2022	8,040	171	121	3,223	8,869
(1)Includes heavy crude oil that is not material.
(2)Includes shale gas that is not material.
(3)Production used for the reserves reconciliation differs from publicly reported production. In accordance with NI 51-101, gross production used for the reserves reconciliation above includes Cenovus’s share of gas volumes provided to FCCL for steam generation, but does not include royalty interest production.
(4)Includes Cenovus’s 40 percent interest in HCML.

Cenovus Energy Inc. – 2022 Annual Information Form	28

Developments in 2022 compared with 2021 include:
•Bitumen gross total proved and gross total proved plus probable reserves increased by 19 million barrels and 617 million barrels, respectively. The increases were due to additions from the regulatory approval at Foster Creek, the Sunrise Acquisition and improved recovery performance at Sunrise and Lloydminster thermal, partially offset by the Tucker asset sale and current year production.
•Light and medium oil gross total proved and gross total proved plus probable reserves decreased by three million barrels and 26 million barrels, respectively. The decreases were due to the disposition of 12.5 percent of the Company’s working interest in the White Rose field and satellite extensions, the Wembley asset sale and current year production, partially offset by additions from updates to the Atlantic region and Conventional segment development plans.
•NGLs gross total proved and gross total proved plus probable reserves decreased by seven million barrels each, due to dispositions in the Conventional segment and current year production, partially offset by additions from updates to the development plan and economic factors related to increased product pricing for the Conventional segment.
•Conventional natural gas gross total proved reserves decreased by 25 billion cubic feet due to the Wembley asset sale and current year production, partially offset by updates to the development plans, improved recovery performance, and economic factors due to improved product pricing for the Conventional segment. Conventional natural gas gross total proved plus probable reserves increased by 45 billion cubic feet due to updates to the development plan and economic factors due to improved product pricing for the Conventional segment, partially offset by the Wembley asset sale and current year production.
Undeveloped Reserves
Proved and probable undeveloped reserves have been estimated by the IQREs in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”). Undeveloped reserves are scheduled to be produced within the next 50 years.
The undeveloped tables presented here reflect Cenovus’s gross reserves and the product type groups reported above.
Proved Undeveloped (Gross Reserves)

	Bitumen (1) (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas (2) (Bcf)		Total (MMBOE)
	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total
2020	99	3,848	—	—	1	9	16	157	103	3,884
2021	694	4,490	23	23	5	9	278	356	768	4,582
2022	313	4,442	2	4	3	13	158	382	344	4,523
(1)Includes heavy crude oil that is not material.
(2)Includes shale gas that is not material.

Probable Undeveloped (Gross Reserves)

	Bitumen (1) (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas (2) (3) (Bcf)		Total (MMBOE)
	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total
2020	—	1,407	1	3	1	18	13	317	3	1,481
2021	289	1,692	139	140	6	16	267	440	478	1,922
2022	633	2,281	1	116	4	19	186	513	669	2,502
(1)Includes heavy crude oil that is not material.
(2)Includes shale gas that is not material.
(3)Includes Cenovus’s 40 percent interest in HCML.

Cenovus Energy Inc. – 2022 Annual Information Form	29

Development of Proved and Probable Undeveloped Reserves
Bitumen
As at December 31, 2022, Cenovus had gross proved undeveloped bitumen reserves of 4,442 million barrels, or approximately 79 percent of the Company’s total gross proved bitumen reserves. Of Cenovus’s 2,448 million barrels of gross probable bitumen reserves, 2,281 million barrels, or approximately 93 percent, are undeveloped. Based on the evaluation of these reserves, Cenovus anticipates that the reserves will be recovered using SAGD, except for the heavy crude oil, which is not material.
Typical SAGD project development involves the initial installation of a steam generation facility, at a cost much greater than drilling a production/injection well pair, and then progressively drilling sufficient SAGD well pairs to fully utilize the available steam.
Bitumen reserves can be classified as proved when there is sufficient stratigraphic drilling to demonstrate, with a high degree of certainty, the presence of bitumen in commercially recoverable volumes. McDaniel’s standard for sufficient drilling in a fluvial SAGD formation is a minimum of eight stratigraphic wells per section with 3D seismic or 16 stratigraphic wells per section with no seismic. Additionally, operator funding approvals must be in place, a reasonable development timetable must be established and all requisite legal and regulatory approvals must have been obtained. Proved developed bitumen reserves are differentiated from proved undeveloped bitumen reserves by the presence of drilled production/injection well pairs at the reserves estimation effective date. Because a steam plant has a long life relative to well pairs, in the early stages of a SAGD project, only a small portion of proved reserves will be developed as the number of well pairs drilled will be limited by the available steam capacity.
Recognition of probable reserves requires sufficient drilling of stratigraphic wells to establish reservoir suitability for SAGD. McDaniel’s standard for probable reserves is a minimum of four stratigraphic wells per section. Reserves will be classified by McDaniel as probable if the number of stratigraphic wells drilled falls between their proved reserves and probable reserves requirements. In Alberta, if the reserves are located outside of an approved development plan area, but within an approved project area, they will be classified as probable reserves as long as they exceed the minimum stratigraphic well requirement. If reserves lie outside an approved development area, approval to include those reserves in the development area must be obtained before development drilling of SAGD well pairs can commence.
Development of the Christina Lake, Foster Creek, Lloydminster thermal and Sunrise proved and probable undeveloped reserves will take place in an orderly manner as additional well pairs are drilled to utilize the available steam when existing well pairs reach the end of their steam injection phase. Development and capital spending on the proved and probable undeveloped reserves at Narrows Lake continues with the tieback into the Christina Lake plant. First steam is expected in 2025. The forecasted production of Cenovus’s proved and proved plus probable SAGD bitumen reserves, extends approximately 45 years and 50 years, respectively. Production of the current proved developed portion is estimated to take approximately 23 years.
Light and Medium Oil, NGLs and Conventional Natural Gas
Cenovus’s Conventional segment gross proved undeveloped and gross proved plus probable undeveloped reserves of light and medium oil, NGLs and conventional natural gas are approximately one percent and two percent, respectively, of the Company’s gross total proved and gross total proved plus probable reserves. Cenovus plans to develop the Conventional segment proved and proved plus probable undeveloped reserves over the next five years and 10 years, respectively. Decisions on the priority and timing of developing the various proved and probable undeveloped reserves, including decisions to defer development of proved and probable undeveloped reserves beyond two years, are based on various factors including strategic considerations, changing economic conditions, changes to government regulations including the setting of production limits, technical performance, development plan optimization, facility capacity, pipeline constraints, and the size of the development program. The development opportunities have been pursued at a pace dependent on capital availability and its allocation in accordance with Cenovus’s business plans.
Cenovus’s Offshore segment gross proved plus probable undeveloped reserves of light and medium oil, NGLs and conventional natural gas are approximately one percent of the Company’s gross total proved plus probable reserves. The probable undeveloped reserves attributed to the West White Rose project are currently scheduled to be on stream by 2026.
Significant Factors or Uncertainties Affecting Reserves Data
The evaluation of reserves is a continuous process that can be significantly impacted by a variety of internal and external influences. Revisions are often required resulting from changes in pricing, economic conditions, regulatory changes, and historical performance. While these factors can be considered and potentially anticipated, certain judgments and assumptions are always required. As new information becomes available, these areas are reviewed and revised accordingly. For a discussion of the risk factors and uncertainties affecting Cenovus’s reserves data, see the section entitled Risk Management and Risk Factors in the Company’s annual 2022 MD&A, which section is incorporated by reference into this AIF and is available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc. – 2022 Annual Information Form	30

Other Oil and Gas Information
Oil and Gas Properties and Wells
The following tables summarizes producing and non-producing wells in which Cenovus has a working interest, as at December 31, 2022:
Producing Wells

	Crude Oil (1)		Conventional Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Canada
Oil Sands (2)	2,191	2,129	358	333	2,549	2,462
Conventional (3)	723	534	4,150	3,156	4,873	3,690
Offshore – Atlantic (4)	37	17	—	—	37	17
	2,951	2,680	4,508	3,489	7,459	6,169
International
Offshore – China	—	—	17	10	17	10
Offshore – Indonesia	—	—	9	4	9	4
	—	—	26	14	26	14
Total	2,951	2,680	4,534	3,503	7,485	6,183
(1)Crude oil includes bitumen, heavy crude oil and light and medium oil.
(2)Includes 1,265 gross producing wells (1,247 net producing wells) located in Alberta and 926 gross producing wells (882 net producing wells) located in Saskatchewan.
(3)Includes 721 gross producing wells (534 net producing wells) located in Alberta and 2 gross producing wells (2 net producing wells) located in British Columbia.
(4)All producing Offshore – Atlantic wells are located in Newfoundland and Labrador.
Non-Producing Wells (1)

	Crude Oil (2)		Conventional Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Canada
Oil Sands (3)	7,162	6,763	729	693	7,891	7,456
Conventional (4)	565	430	1,367	1,069	1,932	1,499
Offshore – Atlantic (5)	5	3	—	—	5	3
	7,732	7,196	2,096	1,762	9,828	8,958
International
Offshore – China	—	—	—	—	—	—
Offshore – Indonesia (6)	—	—	4	2	4	2
	—	—	4	2	4	2
Total	7,732	7,196	2,100	1,764	9,832	8,960
(1)Non-producing wells include wells that are capable of producing, but which are currently not producing. Non-producing wells do not include other types of wells such as stratigraphic test wells, service wells or wells that have been abandoned.
(2)Crude oil includes bitumen, heavy crude oil and light and medium oil.
(3)Includes 1,863 gross non-producing wells (1,758 net non-producing wells) located in Alberta and 5,299 gross non-producing wells (5,005 net non-producing wells) located in Saskatchewan.
(4)Includes 559 gross non-producing wells (424 net non-producing wells) located in Alberta; 1 gross non-producing wells (1 net non-producing wells) located in British Columbia; 5 gross non-producing wells (5 net non-producing wells) located in Saskatchewan.
(5)All non-producing Offshore – Atlantic wells are located in Newfoundland and Labrador.
(6)Indonesia wells are located in Madura Strait MDA and MAC fields.

Cenovus Energy Inc. – 2022 Annual Information Form	31

Exploration and Development Activity
The following tables summarize Cenovus’s gross and net interest in wells drilled in 2022:

					Offshore
	Oil Sands (1) (2)		Conventional (1)(2)		Atlantic (1) (2)		China (1)		Indonesia (1)		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Crude Oil (3)	328	309	12	12	—	—	—	—	—	—	340	321
Natural Gas	—	—	20	19	—	—	—	—	9	4	29	23
Dry and Abandoned	—	—	—	—	—	—	—	—	—	—	—	—
Total	328	309	32	31	—	—	—	—	9	4	369	344
(1)No exploration wells were drilled in 2022.
(2)Oil Sands, Conventional and Atlantic consist only of wells located in Canada.
(3)Crude oil includes bitumen, heavy crude oil and light and medium oil.
During the year ended December 31, 2022, the Company drilled 70 gross stratigraphic test wells (68 net wells) and 142 gross observation wells (127 net wells) in the Oil Sands segment. No stratigraphic test wells were drilled in the Conventional and Offshore segments.
During the year ended December 31, 2022, no service wells were drilled within Oil Sands, Conventional or Offshore segments.
SAGD well pairs are counted as a single oil producing well in the table above. During the year ended December 31, 2022, 116 gross SAGD well pairs were drilled (114 net well pairs).
For all types of wells except stratigraphic test and observation wells, the calculation of the number of wells is based on the number of surface locations. For stratigraphic test and observation wells, the calculation is based on the number of bottomhole locations.
Development activities were focused on sustaining bitumen production at Foster Creek, Christina Lake and Lloydminster thermal, and the production and de-risking resource potential of the Conventional properties. The Company completed nine (gross) development wells in the Madura Strait area in 2022.
Properties With No Attributed Reserves
The following table summarizes Cenovus’s unproved acreage as at December 31, 2022:

(thousands of acres)	Gross	Net

Canada	10,420	7,986
China and Taiwan	1,963	1,479
Indonesia	614	246
Total	12,997	9,711
For lands in which Cenovus holds multiple leases under the same surface area, both gross areas and net areas have been counted for each lease.
Cenovus has rights to explore, develop, and exploit approximately 392,114 unproved net acres in Canada that could potentially expire by December 31, 2023, which relate entirely to Crown and freehold properties. Cenovus relinquished the PSC for block 23/07 in 2022. There are no other expiries for China or Indonesia.
The Company and CPC Corporation, through a joint agreement, have rights to an exploration block covering approximately 7,700 square kilometres located southwest of the Taiwan Area offshore. The three-dimensional seismic period expires on December 17, 2024. See Description of the Business Offshore section in this AIF for further details.
The Company has a liability of approximately $37 million related to exploration licenses in the Atlantic region. The Company has commitments totaling approximately $34 million related to exploration to be completed in China on timelines to be agreed with CNOOC.
Properties with no attributed reserves include Crown lands where bitumen contingent and prospective resources have been identified and Crown lands where exploration activities to date have not identified potential reserves in commercial quantities. The Company regularly reviews the economic viability of these unproved properties on the basis of product pricing, capital availability and level of related infrastructure development. From this process, some properties are selected for future development activity while others are retained as inactive, sold, swapped or relinquished back to the mineral rights owner.

Cenovus Energy Inc. – 2022 Annual Information Form	32

Additional Information Concerning Abandonment and Reclamation Costs
The estimated total future abandonment and reclamation costs for existing wells, facilities, and infrastructure is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard to Cenovus’s working interest and the estimated timing of the costs to be incurred in future periods. Cenovus has developed a process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location.
Cenovus has estimated undiscounted and uninflated future abandonment and reclamation costs for its existing upstream assets of approximately $7.6 billion (approximately $3.1 billion, discounted at 10 percent) at December 31, 2022, of which the Company expects to pay $0.8 billion in the next three financial years.
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2022, $209 million (December 31, 2021 – $186 million), was deposited in restricted accounts in the consolidated financial statements.
Of the undiscounted future abandonment and reclamation costs to be incurred over the life of Cenovus’s total proved reserves, approximately $11.4 billion has been deducted in estimating the FNR, which represents the Company’s total existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.
Tax Outlook
Consistent with 2023 guidance dated December 5, 2022, and available on the Company’s website at cenovus.com, the Company expects to pay cash taxes of $1.5 billion to $1.8 billion in 2023. This estimate could vary significantly if underlying assumptions change with respect to commodity prices, capital spending levels and acquisition and disposition transactions.
Costs Incurred

($ millions)	Canada	China	Indonesia (1)	2022
Acquisitions
Unproved	—	—	—	—
Proved	1,621	—	—	1,621
Total Acquisitions	1,621	—	—	1,621
Exploration Costs	34	3	—	37
Development Costs	2,404	4	74	2,482
Total Costs Incurred	4,059	7	74	4,140

($ millions)	Canada	China	Indonesia (1)	2021
Acquisitions
Unproved	—	45	—	45
Proved	5,640	3,000	—	8,640
Total Acquisitions	5,640	3,045	—	8,685
Exploration Costs	39	16	—	55
Development Costs	1,356	5	8	1,369
Total Costs Incurred	7,035	3,066	8	10,109
(1)Includes Cenovus’s 40 percent interest in HCML.
Forward Contracts
Cenovus may use financial derivatives to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates. These include WTI contracts for exposure management unrelated to crude oil sales price risk management; and contracts for management of price exposures associated with crude oil, crude oil differentials, condensate, natural gas liquids, refined products, refining margins, natural gas, electricity and renewable power contracts. A description of such instruments is provided in the notes to the Company’s consolidated financial statements for the year ended December 31, 2022.

Cenovus Energy Inc. – 2022 Annual Information Form	33

Production Estimates
The following table summarizes the 2023 estimated gross production of Cenovus’s gross reserves for all properties held on December 31, 2022, using forecast prices and costs, which will be produced in Canada, China and Indonesia. These estimates assume certain activities take place, such as the development of undeveloped reserves, and that there are no divestitures.

	Total Proved	Total Proved Plus Probable
Canada
Bitumen (Mbbls/d) (1) (2)	588.6	621.1
Light and Medium Oil (Mbbls/d)	23.8	25.2
NGLs (Mbbls/d)	22.8	24.5
Conventional Natural Gas (MMcf/d) (3)	553.9	601.2
Total (MBOE/d)	727.5	771.0

China
NGLs (Mbbls/d)	6.2	6.8
Conventional Natural Gas (MMcf/d)	150.4	164.7
Total (MBOE/d)	31.3	34.3

Indonesia (4)
NGLs (Mbbls/d)	2.2	2.5
Conventional Natural Gas (MMcf/d)	67.3	81.9
Total (MBOE/d)	13.4	16.2

Total Company
Bitumen (Mbbls/d) (1) (2)	588.6	621.1
Light and Medium Oil (Mbbls/d)	23.8	25.2
NGLs (Mbbls/d)	31.2	33.9
Conventional Natural Gas (MMcf/d) (3)	771.6	847.8
Total (MBOE/d)	772.2	821.5
(1)Includes heavy crude oil that is not material.
(2)Includes Foster Creek production of 175.3 thousand barrels per day for total proved and 177.0 thousand barrels per day for total proved plus probable, and Christina Lake production of 247.3 thousand barrels per day for total proved and 258.6 thousand barrels per day for total proved plus probable.
(3)Includes shale gas that is not material.
(4)Includes Cenovus’s 40 percent interest in HCML.

Cenovus Energy Inc. – 2022 Annual Information Form	34

Production History and Per-Unit Results

	2022	Q4	Q3	Q2	Q1
Canada
Bitumen (Mbbls/d)	570.3	593.5	568.2	540.3	578.8
Heavy Crude Oil (1) (Mbbls/d)	16.3	15.8	16.8	16.4	16.2
Light and Medium Oil (1) (Mbbls/d)	19.1	17.1	16.0	20.8	21.9
NGLs (Mbbls/d)	23.8	26.1	19.9	24.7	24.5
Conventional Natural Gas (2) (MMcf/d)	588.4	567.2	608.7	613.2	567.8
Total (MBOE/d)	727.5	747.1	722.4	704.6	735.9

China
NGLs (Mbbls/d)	9.8	9.9	9.5	9.4	10.6
Conventional Natural Gas (MMcf/d)	230.1	222.8	215.5	224.9	257.7
Total (MBOE/d)	48.2	47.0	45.4	46.9	53.6

Indonesia (3)
NGLs (Mbbls/d)	2.6	2.5	2.7	2.6	2.5
Conventional Natural Gas (MMcf/d)	47.6	62.0	44.5	44.1	39.8
Total (MBOE/d)	10.5	12.8	10.1	10.0	9.1

Total Company
Bitumen (Mbbls/d)	570.3	593.5	568.2	540.3	578.8
Heavy Crude Oil (1) (Mbbls/d)	16.3	15.8	16.8	16.4	16.2
Light and Medium Oil (1) (Mbbls/d)	19.1	17.1	16.0	20.8	21.9
NGLs (Mbbls/d)	36.2	38.5	32.1	36.7	37.6
Conventional Natural Gas (2) (MMcf/d)	866.1	852.0	868.7	882.2	865.3
Total (MBOE/d)	786.2	806.9	777.9	761.5	798.6
(1)Medium crude oil production in previous periods in the Lloydminster conventional heavy oil area was reclassified to heavy crude oil production.
(2)Includes shale gas that is not material.
(3)Includes Cenovus’s 40 percent interest in HCML.
Netbacks
Netback is a non-GAAP financial measure commonly used in the oil and gas industry to assist in measuring operating performance and is also presented on a per-unit basis. Our Netback calculation is aligned with the definition found in the COGE Handbook. Netbacks per BOE reflect our margin on a per-barrel of oil equivalent basis. Netback is defined as gross sales less royalties, transportation and blending and operating expenses, and netback per BOE is divided by sales volumes. Netbacks do not reflect non-cash write-downs or reversals of product inventory until it is realized when the product is sold and exclude risk management activities. The sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with crude oil to transport it to market.
This measure has been described and presented in this AIF in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations, and to comply with the requirements of NI 51-101. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information on these measures, readers should refer to the section entitled Specified Financial Measures Advisory located in the Company’s annual 2022 MD&A, which section is incorporated by reference into this AIF and is available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc. – 2022 Annual Information Form	35

Canada (1) (2)	2022	Q4	Q3	Q2	Q1
Bitumen ($/bbl)
Sales Price	91.79	68.13	84.46	119.75	96.16
Royalties	21.36	14.61	21.69	29.59	20.03
Transportation and Blending	8.04	9.28	7.88	7.65	7.34
Operating Expenses	12.74	12.29	12.40	14.74	11.63
Netback	49.65	31.95	42.49	67.77	57.16

Heavy Crude Oil (3) ($/bbl)
Sales Price	94.84	69.24	84.95	135.76	93.57
Royalties	8.81	8.16	7.52	9.55	10.28
Transportation and Blending	3.63	3.59	3.57	3.56	3.83
Operating Expenses	45.65	51.83	43.43	45.23	41.62
Netback	36.75	5.66	30.43	77.42	37.84

Light Crude Oil ($/bbl)
Sales Price	131.95	112.15	145.99	142.55	124.32
Royalties	8.97	12.43	14.01	0.43	12.23
Transportation and Blending	3.81	4.61	4.34	3.08	3.71
Operating Expenses	30.03	43.11	30.53	24.39	27.24
Netback	89.14	52.00	97.11	114.65	81.14

Conventional Natural Gas (4) ($/Mcf)
Sales Price	6.48	6.56	5.89	7.86	5.53
Royalties	0.50	0.50	0.46	0.57	0.50
Transportation and Blending	0.46	0.67	0.40	0.35	0.45
Operating Expenses	1.93	1.98	1.98	1.75	2.03
Netback	3.59	3.41	3.05	5.19	2.55

NGLs ($/bbl)
Sales Price	63.22	66.45	55.80	73.47	55.39
Royalties	15.00	12.60	15.85	17.84	14.02
Transportation and Blending	4.25	3.96	2.37	5.97	4.38
Operating Expenses	10.88	11.60	11.94	10.02	10.10
Netback	33.09	38.29	25.64	39.64	26.89

Total Canada (5) ($/BOE)
Sales Price	91.30	68.86	83.89	117.41	95.35
Royalties	20.51	14.72	20.66	27.27	19.54
Transportation and Blending	7.94	9.39	7.63	7.43	7.34
Operating Expenses	10.58	9.82	11.15	10.91	10.45
Netback	52.27	34.93	44.45	71.80	58.02

Cenovus Energy Inc. – 2022 Annual Information Form	36

China (1)	2022	Q4	Q3	Q2	Q1
Conventional Natural Gas ($/Mcf)
Sales Price	12.69	13.16	12.58	12.43	12.61
Royalties	0.70	0.77	0.72	0.66	0.67
Transportation and Blending	—	—	—	—	—
Operating Expenses	0.94	0.89	1.13	0.98	0.78
Netback	11.05	11.50	10.73	10.79	11.16

NGLs ($/bbl)
Sales Price	104.67	97.62	100.28	112.96	108.05
Royalties	5.93	5.49	5.68	6.42	6.15
Transportation and Blending	—	—	—	—	—
Operating Expenses	5.61	5.36	6.66	5.86	4.68
Netback	93.13	86.77	87.94	100.68	97.22

Total China ($/BOE)
Sales Price	81.99	82.89	80.68	82.25	82.09
Royalties	4.57	4.80	4.63	4.44	4.43
Transportation and Blending	—	—	—	—	—
Operating Expenses	5.62	5.36	6.73	5.89	4.66
Netback	71.80	72.73	69.32	71.92	73.00

Indonesia (1)	2022	Q4	Q3	Q2	Q1
Conventional Natural Gas ($/Mcf)
Sales Price	8.53	9.09	6.94	8.34	9.67
Royalties	2.20	1.99	1.18	2.40	3.46
Transportation and Blending	—	—	—	—	—
Operating Expenses	2.22	2.32	2.01	2.29	2.25
Netback	4.11	4.78	3.75	3.65	3.96

NGLs ($/bbl)
Sales Price	130.62	115.56	137.20	148.31	119.91
Royalties	82.56	66.96	81.50	110.02	70.28
Transportation and Blending	—	—	—	—	—
Operating Expenses	13.24	13.76	12.08	13.66	13.54
Netback	34.82	34.84	43.62	24.63	36.09

Total Indonesia ($/BOE)
Sales Price	70.66	66.50	66.97	76.06	74.82
Royalties	30.19	22.74	26.80	39.69	34.23
Transportation and Blending	—	—	—	—	—
Operating Expenses	13.32	13.88	12.05	13.70	13.51
Netback	27.15	29.88	28.12	22.67	27.08

Cenovus Energy Inc. – 2022 Annual Information Form	37

Total Company (1) (2)	2022	Q4	Q3	Q2	Q1
Bitumen ($/bbl)
Sales Price	91.79	68.13	84.46	119.75	96.16
Royalties	21.36	14.61	21.69	29.59	20.03
Transportation and Blending	8.04	9.28	7.88	7.65	7.34
Operating Expenses	12.74	12.29	12.40	14.74	11.63
Netback	49.65	31.95	42.49	67.77	57.16

Heavy Crude Oil (3) ($/bbl)
Sales Price	94.84	69.24	84.95	135.76	93.57
Royalties	8.81	8.16	7.52	9.55	10.28
Transportation and Blending	3.63	3.59	3.57	3.56	3.83
Operating Expenses	45.65	51.83	43.43	45.23	41.62
Netback	36.75	5.66	30.43	77.42	37.84

Light Crude Oil ($/bbl)
Sales Price	131.95	112.15	145.99	142.55	124.32
Royalties	8.97	12.43	14.01	0.43	12.23
Transportation and Blending	3.81	4.61	4.34	3.08	3.71
Operating Expenses	30.03	43.11	30.53	24.39	27.24
Netback	89.14	52.00	97.11	114.65	81.14

Conventional Natural Gas (4) ($/Mcf)
Sales Price	8.25	8.47	7.61	9.05	7.84
Royalties	0.65	0.68	0.56	0.68	0.69
Transportation and Blending	0.32	0.45	0.28	0.24	0.30
Operating Expenses	1.68	1.72	1.77	1.58	1.67
Netback	5.60	5.62	5.00	6.55	5.18

NGLs ($/bbl)
Sales Price	79.28	77.69	75.73	88.92	74.52
Royalties	17.35	14.32	18.30	21.57	15.51
Transportation and Blending	2.79	2.68	1.47	4.02	2.85
Operating Expenses	9.62	10.13	10.39	9.23	8.80
Netback	49.52	50.56	45.57	54.10	47.36

Total (5) ($/BOE)
Sales Price	90.34	69.77	83.43	114.40	94.12
Royalties	19.56	14.19	19.69	25.89	18.61
Transportation and Blending	7.28	8.57	7.01	6.81	6.71
Operating Expenses	10.29	9.59	10.87	10.61	10.06
Netback	53.21	37.42	45.86	71.09	58.74
(1)Netbacks exclude risk management activities.
(2)The netbacks do not reflect non-cash write-downs of product inventory or reversals of product inventory until the product is sold.
(3)Medium crude oil production in previous periods in the Lloydminster conventional heavy oil area was reclassified to heavy oil production.
(4)Includes shale gas that is not material.
(5)Excludes natural gas volumes used for internal consumption by the Oil Sands segment.

Cenovus Energy Inc. – 2022 Annual Information Form	38

DIVIDENDS
The declaration of dividends on common shares (base and variable) and preferred shares is at the sole discretion of the Board and is considered quarterly. The Board has the ability to declare common share dividends in common shares, cash or other property. If a dividend is not paid in full on any preferred shares on any dividend payment date, then a common share dividend restriction shall apply. The preferred share dividends are cumulative.
On April 27, 2022, Cenovus announced a revised capital allocation framework to return incremental cash to shareholders through continued share repurchases and/or the use of a variable dividend mechanism. Shareholder returns are dependent on reaching certain net debt targets and the amount of excess free funds flow.
The Company’s Board declared a first quarter base dividend of $0.105 per common share, payable on March 31, 2023, to common shareholders of record as at March 15, 2023.
The Company’s Board declared first quarter dividends for Cenovus’s preferred shares, payable on March 31, 2023, in the amount of $9 million, to preferred shareholders of record as at March 15, 2023.
Cenovus declared and paid the following dividends on common shares over the last three years ended December 31:

($ per share)	2022	2021	2020
Base Dividends	0.350	0.088	0.063
Variable Dividends	0.114	—	—
Cenovus declared the following dividends on the First Preferred Shares over the last three years ended December 31:

($ per share)	2022	2021	2020 (1)
Series 1 First Preferred Shares	0.644	0.633	—
Series 2 First Preferred Shares	0.781	0.462	—
Series 3 First Preferred Shares	1.172	1.172	—
Series 5 First Preferred Shares	1.148	1.148	—
Series 7 First Preferred Shares	0.984	0.984	—
(1)During the twelve months ended December 31, 2020, the Company did not have any preferred shares outstanding.
The preferred shares dividends declared on November 1, 2022, were paid on January 3, 2023.
For additional information, readers should also refer to the section entitled Risk Management and Risk Factors and in particular the section entitled Risk Management and Risk Factors - Dividend Payment and Purchase of Securities in the Company’s annual 2022 MD&A, which section is incorporated by reference into this AIF and is available on SEDAR at sedar.com and EDGAR at sec.gov.

DESCRIPTION OF CAPITAL STRUCTURE
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board prior to issuance and subject to the Company’s articles. Cenovus has series 1, 2, 3, 4, 5, 6, 7 and 8 First Preferred shares.
As at December 31, 2022, the Company had the following common shares, Cenovus Warrants and first preferred shares outstanding:

Units Outstanding (thousands)
Common Shares	1,909,190
Cenovus Warrants	55,720
Series 1 First Preferred Shares	10,740
Series 2 First Preferred Shares	1,260
Series 3 First Preferred Shares	10,000
Series 5 First Preferred Shares	8,000
Series 7 First Preferred Shares	6,000

Cenovus Energy Inc. – 2022 Annual Information Form	39

Common Shares
The holders of common shares are entitled to: (i) receive dividends if, as and when declared by Cenovus’s Board; (ii) receive notice of, to attend, and to vote on the basis of one vote per common share held, at all meetings of shareholders; and (iii) participate in any distribution of the Company’s assets in the event of liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.
Normal Course Issuer Bid
On November 4, 2021, the TSX accepted the Company’s implementation of an NCIB to purchase up to 146.5 million common shares between November 9, 2021, and November 8, 2022. On November 7, 2022, the Company received approval from the TSX to renew the Company’s NCIB program (the “2023 NCIB”) to purchase up to 136.7 million common shares during the period from November 9, 2022, to November 8, 2023.
For the year ended December 31, 2022, the Company purchased and cancelled 112 million common shares (December 31, 2021 – 17 million) through the NCIBs. The shares were purchased at a volume weighted average price of $22.49 per common share (December 31, 2021 – $15.56) for a total of $2.5 billion (December 31, 2021 – $265 million). Paid in surplus was reduced by $1.6 billion (December 31, 2021 – $120 million), representing the excess of the purchase price of the common shares over their average carrying value.
From January 1, 2023, to February 13, 2023, the Company purchased an additional 1.4 million common shares for $36.8 million. As at February 13, 2023, 123.8 million common shares remain available for purchase under the 2023 NCIB.
Preferred Shares
Cenovus may issue preferred shares in one or more series. Cenovus’s Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of preferred shares are not entitled to vote at any meeting of shareholders but may be entitled to vote if the Company fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Cenovus’s affairs. The aggregate number of preferred shares issued by the Company may not exceed 20 percent of the aggregate number of the then-outstanding common shares.

As at December 31, 2022	Dividend Reset Date	Dividend Rate	Shares Outstanding (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58%	10,740
Series 2 First Preferred Shares (1)	Quarterly	5.86%	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69%	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59%	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94%	6,000
(1)The floating-rate dividend was 1.86 percent from December 31, 2021, to March 30, 2022 (January 1, 2021, to March 30, 2021 – 1.84 percent); 2.35 percent from March 31, 2022, to June 29, 2022 (March 31, 2021, to June 29, 2021 – 1.80 percent); 3.21 percent from June 30, 2022, to September 29, 2022 (June 30, 2021, to September 29, 2021 – 1.84 percent); 5.05 percent from September 30, 2022, to December 30 2022 (September 30, 2021, to December 30, 2021 – 1.92 percent); and 5.86 percent from December 31, 2022, to March 30, 2023.

Every five years, subject to certain conditions, the holders of first preferred shares will have the right, at their option, to convert their shares into a specified series of first preferred shares. On March 31, 2026 and on March 31 every five years thereafter, holders of series 1 and series 2 first preferred shares will have such option to convert their shares into the other series. On December 31, 2024, and on December 31 every five years thereafter, holders of series 3 and series 4 first preferred shares will have such option to convert their shares into the other series. On March 31, 2025, and on March 31 every five years thereafter, holders of series 5 and series 6 first preferred shares will have such option to convert their shares into the other series. On June 30, 2025, and on June 30 every five years thereafter, holders of series 7 and series 8 first preferred shares will have such option to convert their shares into the other series.
Each series of outstanding first preferred shares are entitled to receive a cumulative quarterly dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board of Directors. For the series 1, series 3, series 5 and series 7 first preferred shares, such dividend rate resets every five years at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 1.73 percent (series 1), 3.13 percent (series 3), 3.57 percent (series 5) and 3.52 percent (series 7). For the series 2, series 4, series 6 and series 8 first preferred shares, such dividend rate resets every quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 1.73 percent (series 2), 3.13 percent (series 4), 3.57 percent (series 6) and 3.52 percent (series 8).

Cenovus Energy Inc. – 2022 Annual Information Form	40

Every five years, subject to certain conditions, on the applicable conversion date Cenovus may, at its option, redeem all or any number of the then-outstanding series of first preferred shares by payment of an amount in cash for each share to be redeemed equal to $25.00. In addition, subject to certain conditions, on any other date Cenovus may, at its option, redeem all or any number of the then-outstanding series 2, series 4, series 6 and series 8 first preferred shares, by payment of an amount in cash for each share to be redeemed equal to $25.50. In each case, such payment shall also include all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).
Second Preferred Shares
There were no second preferred shares outstanding as at December 31, 2022.
Cenovus Warrants
The Cenovus warrants were created and issued pursuant to the terms of the warrant indenture dated January 1, 2021 (the “Warrant Indenture”) between Cenovus and Computershare Trust Company of Canada, as warrant agent.
Each whole Cenovus warrant is exercisable for one common share at any time up to 4:30 pm (MST) on January 1, 2026, with an exercise price of $6.54 per common share, subject to adjustment in accordance with the terms of the Warrant Indenture. Cenovus warrants do not have voting or any other rights of common shares. A copy of the Warrant Indenture is filed and available on SEDAR at sedar.com and EDGAR at sec.gov.
Shareholder Rights Plan
Cenovus has a shareholder rights plan (the “Shareholder Rights Plan”) which was adopted in 2009 and creates a right that attaches to each issued common share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Cenovus’s common shares, the rights are not separable from the common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time (unless delayed by Cenovus’s Board) and before certain expiration times, to acquire common Shares at 50 percent of the market price at the time of exercise. In connection with the Arrangement, the Company’s shareholders approved certain amendments to the Shareholder Rights Plan to ensure that an acquisition by any person of common Shares or of rights to acquire common Shares pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, under any Arrangement Pre-Emptive Rights Agreement (as defined below in the Material Contracts section of this AIF) does not and will not result in the occurrence of a “Flip-In Event” or the “Separation Time” (as those terms are defined in the Shareholder Rights Plan). The Shareholder Rights Plan was amended and reconfirmed at the 2021 annual meeting of shareholders and must be reconfirmed by the Company’s shareholders every three years. Shareholders will be asked to reconfirm, and if applicable, approve certain amendments to the Shareholder Rights Plan at the 2024 annual meeting of shareholders. If the Shareholder Rights Plan is not reconfirmed by Cenovus shareholders every three years, the Shareholder Rights Plan will terminate. A copy of the Shareholder Rights Plan was filed on SEDAR on May 12, 2021, and available on SEDAR at sedar.com and EDGAR at sec.gov.
Dividend Reinvestment Plan
Cenovus has a dividend reinvestment plan which permits holders of common shares to automatically reinvest all or any portion of the cash dividends paid on their common shares in additional common shares. At the discretion of the Company, the additional common shares may be issued from treasury at the volume weighted average price of the common shares (denominated in the currency in which the common shares trade on the applicable stock exchange) traded on the TSX during the last five trading days preceding the relevant dividend payment date or purchased on the market.
Credit Ratings
The following information relating to Cenovus’s credit ratings is provided as it relates to the Company’s financing costs and liquidity. Specifically, credit ratings affect Cenovus’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on Cenovus’s debt by the Company’s rating agencies or a negative change in its ratings outlook could adversely affect Cenovus’s cost of financing, its access to sources of liquidity and capital, and potentially obligate it to post incremental collateral in the form of cash, letters of credit or other financial instruments. See the section entitled Risk Management and Risk Factors in the Company’s annual 2022 MD&A, which section is incorporated by reference into this AIF and is available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc. – 2022 Annual Information Form	41

The following table outlines the current ratings and outlooks of Cenovus’s debt and First Preferred Shares:

	S&P Global Ratings (“S&P”)	Moody’s Investors Service (“Moody’s”)	DBRS Limited (“DBRS”)	Fitch Ratings Inc. (“Fitch”)
Senior Unsecured Long-Term Notes	BBB-	Baa2	BBB (high)	BBB-
Outlook/Trend	Stable	Stable	Stable	Positive
Series 1 First Preferred Shares	P-3		Pfd-3 (high)
Series 2 First Preferred Shares	P-3		Pfd-3 (high)
Series 3 First Preferred Shares	P-3		Pfd-3 (high)
Series 5 First Preferred Shares	P-3		Pfd-3 (high)
Series 7 First Preferred Shares	P-3		Pfd-3 (high)
Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency at any time in the future if, in its judgment, circumstances so warrant.
S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB- by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. The addition of a “+” or “-” designation after a rating indicates the relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term, which is generally up to two years for investment grade and generally up to one year for speculative grade. Rating outlooks fall into four categories – “Positive”, “Negative”, “Stable” and “Developing”. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A “Stable” outlook indicates that a rating is not likely to change.
S&P’s preferred share ratings are a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. According to S&P’s ratings system, a P-3 rating on the Canadian preferred share rating scale is equivalent to a BB rating on the long-term credit rating scale. A rating of BB by S&P is within the fifth highest of 10 categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa2 by Moody’s is within the fourth highest of nine categories and is assigned to debt securities which are considered to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 2 indicates that the issue ranks in the mid-range end of its generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Rating outlooks fall into four categories – “Positive”, “Negative”, “Stable”, and “Developing”. A Stable outlook indicates a low likelihood of a rating change over the medium term.
DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB (high) by DBRS is within the fourth highest of 10 categories and is assigned to debt securities considered to be of adequate credit quality, with acceptable capacity for payment of financial obligations. Entities in the BBB (high) category may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The assignment of a “(high)” modifier indicates the rating is in the high end of the category. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present circumstances continue, or in some cases, unless challenges are addressed by the issuer.
DBRS’s preferred share ratings reflect an opinion on the risk that an issuer will not fulfill its full obligations, with respect to both dividend and principal commitments in respect of preferred shares issued in the Canadian securities market in accordance with the terms under which the relevant preferred shares have been issued. DBRS’s preferred share ratings range from Pdf-1 (highest) to D (lowest). According to DBRS’s ratings system, preferred shares rated Pfd-3 (high) are generally of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Pfd-3 (high) ratings generally correspond with issuers with a BBB category or higher reference point.

Cenovus Energy Inc. – 2022 Annual Information Form	42

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to BBB (investment grade) and BB to D (speculative grade), which represents the range from highest to lowest quality of such securities rated. The terms "investment grade" and "speculative grade" are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. A rating of BBB- is within the fourth highest of 11 categories and indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or ”-” may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one to two-year period, with rating outlooks falling into four categories: “Positive”, “Negative”, “Stable” or “Evolving”. Rating outlooks reflect financial or other trends that have not yet reached, or have not been sustained at, a level that would trigger a rating action, but which may do so if such trends continue. Positive or Negative outlooks do not imply that a rating change is inevitable and similarly, ratings with Stable outlooks can be raised or lowered without prior revision of the outlook. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving. A Positive Rating Outlook indicates an upward trend on the rating scale.
Throughout the last two years, Cenovus has made payments to each of S&P, Moody’s, DBRS and Fitch related to the rating of the Company’s debt. Additionally, Cenovus has purchased products and services from S&P, Moody’s, DBRS and Fitch over the same time period.

MARKET FOR SECURITIES
All of the outstanding Cenovus common shares are listed and posted for trading on the TSX and the NYSE under the symbol CVE. The following table outlines the share price trading range and volume of shares traded by month in 2022:

	TSX				NYSE
	Price Range ($ per share)			Volume (thousands) (1)	Price Range (US$ per share)			Volume (thousands) (2)
	High	Low	Close		High	Low	Close
January	19.23	16.01	18.49	307,839	15.35	12.27	14.55	233,256
February	20.56	17.89	19.93	311,205	16.16	14.07	15.70	258,069
March	21.52	18.19	20.84	423,696	17.21	14.19	16.68	349,464
April	25.07	20.24	23.75	314,926	19.64	15.85	18.48	227,586
May	30.25	23.05	29.32	357,464	23.91	17.86	23.17	234,231
June	31.19	23.01	24.49	331,733	24.91	17.72	19.01	216,826
July	25.36	20.03	24.40	245,477	19.62	15.20	19.08	212,047
August	25.95	20.55	24.64	223,696	19.99	15.80	18.76	196,415
September	25.86	19.90	21.22	249,955	19.66	14.45	15.37	159,765
October	28.18	22.10	27.54	217,419	20.64	16.14	20.20	178,277
November	29.99	25.03	26.75	212,189	22.17	18.57	19.89	153,094
December	27.36	23.85	26.27	163,343	20.37	17.42	19.41	102,243
(1)As reported by all Canadian marketplaces. Source: Bloomberg.
(2)As reported by all U.S. marketplaces. Source: Bloomberg.
The Cenovus Warrants are listed and trade on the TSX under the symbol CVE.WT and on the NYSE under the symbol CVE.WS and the Series 1 First Preferred Shares, Series 2 First Preferred Shares, Series 3 First Preferred Shares, Series 5 First Preferred Shares and Series 7 First Preferred Shares are listed and trade on the TSX under the symbols CVE.PR.A, CVE.PR.B, CVE.PR.C, CVE.PR.E and CVE.PR.G, respectively.

Cenovus Energy Inc. – 2022 Annual Information Form	43

The share price trading range and volume of the Cenovus Warrants traded on the TSX and the NYSE in 2022 are provided below:

	TSX				NYSE
	Price Range ($ per share)			Volume (thousands)	Price Range (US$ per share)			Volume (thousands)
	High	Low	Close		High	Low	Close
January	12.77	9.99	12.00	871	10.11	7.82	9.36	454
February	14.01	11.55	13.40	794	11.00	9.20	10.47	228
March	15.00	11.80	14.50	868	12.02	9.37	11.55	195
April	18.46	13.80	17.05	1,042	14.42	10.90	13.53	182
May	23.63	16.49	22.82	1,246	18.52	12.91	18.00	164
June	24.58	16.53	17.91	2,473	19.55	12.84	13.80	293
July	18.59	13.51	17.91	1,528	14.18	10.40	14.07	95
August	19.36	14.05	18.18	1,317	14.88	10.98	14.07	95
September	19.29	13.43	14.60	929	14.43	9.88	10.55	98
October	21.99	15.59	20.94	1,247	15.60	11.31	15.60	87
November	23.43	18.45	20.18	1,343	17.13	13.70	15.29	80
December	20.74	17.22	19.71	377	15.28	12.75	14.58	38
The share price trading range and volume of the Series 1 First Preferred Shares traded on the TSX in 2022 are provided below:

	Price Range ($ per share)			Volume (thousands)
	High	Low	Close
January	20.63	18.36	18.99	177
February	19.36	16.02	16.99	85
March	17.55	15.35	17.13	99
April	17.15	14.60	15.15	133
May	16.70	14.07	16.64	79
June	17.12	15.18	15.21	171
July	15.26	13.88	14.96	78
August	15.52	14.26	14.85	84
September	15.30	14.12	14.15	81
October	14.65	13.30	13.70	97
November	14.99	13.74	14.99	105
December	15.48	13.44	13.99	150
The share price trading range and volume of the Series 2 First Preferred Shares traded on the TSX in 2022 are provided below:

	Price Range ($ per share)			Volume (thousands)
	High	Low	Close
January	17.95	16.00	17.25	8
February	17.58	16.71	16.71	18
March	17.20	16.56	16.70	11
April	16.70	15.79	15.79	3
May	15.52	15.00	15.30	9
June	16.50	15.23	15.51	5
July	15.51	15.00	15.00	6
August	16.47	14.99	16.47	5
September	16.36	15.60	15.60	11
October	16.00	15.25	15.96	11
November	15.96	15.40	15.68	5
December	16.00	13.82	15.00	13

Cenovus Energy Inc. – 2022 Annual Information Form	44

The share price trading range and volume of the Series 3 First Preferred Shares traded on the TSX in 2022 are provided below:

	Price Range ($ per share)			Volume (thousands)
	High	Low	Close
January	24.00	23.39	23.71	103
February	23.92	22.82	22.82	86
March	23.79	22.77	23.60	190
April	23.65	19.18	21.22	272
May	23.48	20.79	23.44	114
June	23.50	21.28	21.52	67
July	21.99	19.32	20.28	56
August	21.99	20.10	21.40	89
September	21.50	19.85	20.42	120
October	20.42	19.39	19.60	61
November	20.22	19.10	19.40	87
December	19.95	19.10	19.91	149
The share price trading range and volume of the Series 5 First Preferred Shares traded on the TSX in 2022 are provided below:

	Price Range ($ per share)			Volume (thousands)
	High	Low	Close
January	24.80	24.02	24.74	79
February	24.97	23.65	23.77	169
March	24.88	23.47	24.49	129
April	24.50	20.81	21.45	58
May	23.65	20.80	23.65	119
June	23.85	21.91	22.20	124
July	22.55	20.18	21.13	66
August	22.46	21.20	22.01	52
September	22.10	20.61	21.25	66
October	21.49	20.51	20.71	78
November	21.20	20.05	20.99	99
December	22.42	20.27	20.27	158
The share price trading range and volume of the Series 7 First Preferred Shares traded on the TSX in 2022 are provided below:

	Price Range ($ per share)			Volume (thousands)
	High	Low	Close
January	23.50	22.80	23.34	62
February	23.40	22.54	22.60	42
March	22.97	22.06	22.97	182
April	22.97	19.00	20.40	255
May	22.56	19.65	22.56	55
June	22.59	20.60	21.01	239
July	21.31	18.87	20.01	27
August	21.14	19.32	20.44	67
September	21.10	19.52	20.38	74
October	20.65	19.00	19.35	231
November	20.03	19.03	19.41	84
December	20.24	19.11	20.00	118

Cenovus Energy Inc. – 2022 Annual Information Form	45

DIRECTORS AND EXECUTIVE OFFICERS
Directors
The following individuals are the directors of Cenovus:

Name and Residence	Director Since (1)	Principal Occupation During the Past Five Years

Keith M. Casey (2) (5) San Antonio, Texas United States	2020	Mr. Casey is the Chief Executive Officer of Pin Oak Group, LLC, a private midstream company, since February 2022. Mr. Casey served as Chief Executive Officer of Tatanka Midstream LLC, a private midstream company, from March 2020 to January 2022. Mr. Casey spent five years with Andeavor Corporation (“Andeavor”), formerly known as Tesoro Corporation, an integrated petroleum refining, logistics, and marketing company and served as Executive Vice-President Commercial and Value Chain, from August 2016 to October 2018, Executive Vice-President, Operations from May 2014 to August 2016, and Senior Vice-President, Strategy and Business Development from April 2013 to May 2014. Mr. Casey served as a director of Andeavor Logistics LP, formerly Tesoro Logistics LP, a publicly traded midstream service company, from April 2014 to April 2015 and has served as a director of a number of private midstream companies. Mr. Casey has worked in the refining industry since 1998 and prior to that, he held leadership and operational roles with BP Products North America Inc., Praxair Incorporated and Union Carbide Corp.

Canning K.N. Fok Hong Kong Special Administrative Region	2021	Mr. Fok is Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company; Chairman and a Director of: Hutchison Telecommunications Hong Kong Holdings Limited, a publicly traded telecommunications services operator; Hutchison Telecommunications (Australia) Limited, a publicly traded telecommunications service provider; Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, manager of a publicly traded container port business trust; Power Assets Holdings Limited, a publicly traded global energy investor; TPG Telecom Limited, a publicly traded telecommunications service provider; HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, manager of a publicly traded power industry focused trust; and HK Electric Investments Limited, a publicly traded power industry focused trust. Mr. Fok is Deputy Chairman and an Executive Director of CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company; and Deputy President Commissioner of PT Indosat Tbk, a publicly traded telecommunications service provider. Mr. Fok was Co-Chair of the Board of Husky, from August 2000 to December 31, 2020 and was a director of Husky until March 2021, prior to Husky’s amalgamation with the Corporation.

Jane E. Kinney (3) (5) Toronto, Ontario Canada	2019	Ms. Kinney is a director of Intact Financial Corporation, a publicly traded insurance company, since May 2019; and a director and Chair of Nautilus Indemnity Holdings Limited, a private insurance company, since February and July 2021, respectively. Ms. Kinney spent 25 years with Deloitte LLP Canada (“Deloitte”) and was admitted to the Deloitte Partnership in 1997. She was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Ms. Kinney’s previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010. She has also served as a lecturer at the University of Manitoba, Dalhousie University and Saint Mary’s University.

Harold N. Kvisle (2) (4) Calgary, Alberta Canada	2018	Mr. Kvisle is a director, since May 2009, and Chairman of ARC Resources Ltd., a publicly traded oil and gas company; and a director, since June 2017, and Board Chair of Finning International Inc., a publicly traded heavy equipment company since January 2019, and a Director since June 2017. Mr. Kvisle served as a director of Cona Resources Ltd. (“Cona”), a publicly traded heavy oil company, from November 2011 to May 2018 when Cona was acquired by Waterous Energy Fund. Mr. Kvisle served as President and Chief Executive Officer of Talisman Energy Inc. (“Talisman”), a publicly traded oil and gas company, from September 2012 to May 2015 and as a director of Talisman from May 2010 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation, now TC Energy Corporation (“TC Energy”), a publicly traded pipeline and power company. Prior to joining TC Energy in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.

Cenovus Energy Inc. – 2022 Annual Information Form	46

Name and Residence	Director Since (1)	Principal Occupation During the Past Five Years

Eva L. Kwok (2) (4) Vancouver, British Columbia Canada	2021	Mrs. Kwok is Chair, a director and Chief Executive Officer of Amara Holdings Inc., a private investment holding company. Mrs. Kwok is also a director of CK Life Sciences Int’l., (Holdings) Inc., a publicly traded nutraceutical, pharmaceutical and agriculture-related company; CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company; CK Asset Holdings Limited, a publicly traded global property investment, development, management and utility infrastructure company; and the Li Ka Shing (Canada) Foundation and was a director of Husky, from August 2000 until March 2021, prior to Husky’s amalgamation with Cenovus.

Melanie A. Little (2) (5) Alpharetta, Georgia United States	2023	Ms. Little is the President and Chief Executive Officer of Colonial Pipeline Company, a privately owned refined products terminaling and pipeline company, since January 2023; and a Director of the International Liquid Terminals Association and The Discovery Lab. Ms. Little served as Executive Vice-President and Chief Operating Officer of Magellan Midstream Partners, L.P. (“Magellan”), a public partnership that transports, stores and distributes petroleum products, from June 2022 to January 2023, and as Senior Vice-President, Operations and Environmental, Health, Safety and Security of Magellan, from July 2017 to May 2022. During Ms. Little’s 21-year career with Magellan she held a number of senior management positions, including Vice-President roles in Operations and Crude Oil Commercial from February 2011 to June 2017; Director of Transportation Services for Refined Products and Marine from June 2007 to January 2011; and environmental, health and safety management roles from January 2004 to May 2007. Ms. Little was Manager of Environmental Compliance at The Williams Companies Inc., a public energy provider and infrastructure company, from June 2001 to December 2003 and held project management positions in the areas of environmental remediation on behalf of the U.S. Army and civil construction while on active duty in the U.S. Army. Ms. Little served as a director of Diversified Energy Company plc, a public oil and gas producer, from December 2019 to December 2022.

Keith A. MacPhail (4) (6) Calgary, Alberta Canada	2018
Mr. MacPhail has served as the Chair of Cenovus’s Board since April 2020 and as a Director since 2018. He is a director of NuVista Energy Ltd., a publicly traded oil and gas company, since July 2003, and served as Chairman from July 2003 to May 2020. He also served as a director of Bonavista Energy Corporation, formerly Bonavista Petroleum Ltd. (“Bonavista”), a publicly traded oil and gas company, from November 1997 to August 2020; Chairman from March 2012 to August 2020; Executive Chairman from 2012 to 2018; Chairman and Chief Executive Officer from 2008 to 2012; and as President and Chief Executive Officer from 1997 to 2008. Mr. MacPhail served as a director of Canadian Natural Resources Limited (“CNRL”) from 1993 to 2015. Prior to joining Bonavista in 1997, Mr. MacPhail held progressively more responsible positions with CNRL, with his final position being Executive Vice President and Chief Operating Officer. Previously, he held the position of Production Manager with Poco Petroleums Ltd.

Richard J. Marcogliese (3) (5) Alamo, California United States	2016	Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company, since June 2011; and a director of Delek US Holdings, Inc., a publicly traded downstream energy company, since January 2020. Mr. Marcogliese served as Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company, from June 2011 to December 2019; Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017; and from September 2012 to January 2016 as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard.

Claude Mongeau (3) (5) Montreal, Quebec Canada	2016
Mr. Mongeau is a director of The Toronto-Dominion Bank, an international financial institution, since March 2015; and a director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider, since September 2019. Mr. Mongeau served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He also served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he also served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and held various increasingly senior positions from the time he joined in 1994. Mr. Mongeau also served as a director of SNC Lavalin Group Inc. from August 2003 to May 2015.

Cenovus Energy Inc. – 2022 Annual Information Form	47

Name and Residence	Director Since (1)	Office Held and Principal Occupation During the Past Five Years

Alexander J. Pourbaix (7) Calgary, Alberta Canada	2017	Mr. Pourbaix has served as President & Chief Executive Officer of Cenovus since November 6, 2017 and is a director of Canadian Utilities Limited, a publicly traded diversified global energy infrastructure corporation, since November 2019. Mr. Pourbaix served as a director of Trican Well Service Ltd., a publicly traded oilfield services provider, from May 2012 to December 2019. Mr. Pourbaix served as Chief Operating Officer of TC Energy from October 2015 to April 2017. During his tenure with TC Energy, he also served as Executive Vice‐President and President, Development from March 2014 to September 2015 and President, Energy & Oil Pipelines from July 2010 to February 2014, and held various increasingly senior positions from the time he joined TC Energy in 1994.

Wayne E. Shaw (3) (5) Toronto, Ontario Canada	2021
Mr. Shaw is the President of G.E. Shaw Investments Limited, a private investment holding company, since 2012. Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors, Toronto, Ontario. Mr. Shaw is also a director of the Li Ka Shing (Canada) Foundation and was a director of Husky, from August 2000 until March 2021, prior to Husky’s amalgamation with Cenovus.

Frank J. Sixt (4) Hong Kong Special Administrative Region	2021
Mr. Sixt is an Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company. Mr. Sixt is also the Non-Executive Chairman of TOM Group Limited, a publicly traded technology and media company; an Executive Director of CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company; a Non-Executive Director of TPG Telecom Limited and a Director of Hutchison Telecommunications (Australia) Limited (“HTAL”), both publicly traded telecommunications service provider companies; and an Alternate Director to a Director of HTAL, of HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, manager of a publicly traded power industry focused trust; and of HK Electric Investments Limited, a publicly traded power industry focused trust. Mr. Sixt is also a Commissioner of PT Indosat Tbk, a publicly traded telecommunications service provider. Mr. Sixt is a Director of the Li Ka Shing (Canada) Foundation, the Li Ka Shing Foundation Limited and he was a director of Husky, from August 2000 until March 2021, prior to Husky’s amalgamation with Cenovus.

Rhonda I. Zygocki (2) (4) Friday Harbor, Washington United States	2016	Ms. Zygocki served as Executive Vice President, Policy and Planning of Chevron Corporation (“Chevron”), a publicly traded integrated energy company, from March 2011 until her retirement in February 2015 and prior thereto, during her 34 years with Chevron, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety.
(1)Directors were elected or appointed to Cenovus’s Board as follows:
•Ms. Zygocki and Mr. Marcogliese were first elected as directors of Cenovus at the annual meeting of shareholders held on April 27, 2016.
•Mr. Mongeau was appointed as a director of Cenovus as of December 1, 2016.
•Mr. Pourbaix was appointed as President and Chief Executive Officer and a director of Cenovus as of November 6, 2017.
•Messrs. Kvisle and MacPhail were first elected as directors of Cenovus at the annual meeting of shareholders held on April 25, 2018.
•Ms. Kinney was first elected as a director of Cenovus at the annual meeting of shareholders held on April 24, 2019.
•Mr. Casey was first elected as a director of Cenovus as of April 29, 2020.
•Mrs. Kwok, and Messrs. Fok, Shaw and Sixt were appointed as directors of Cenovus as of January 1, 2021.
•Ms. Little was appointed as of January 1, 2023.
The term of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.
(2)Member of the Human Resources and Compensation Committee. Ms. Little was appointed January 1, 2023 to the Human Resources and Compensation Committee.
(3)Member of the Audit Committee.
(4)Member of the Governance Committee.
(5)Member of the Safety, Sustainability and Reserves Committee. Ms. Little was appointed January 1, 2023 to the Safety, Sustainability and Reserves Committee.
(6)Ex officio, by standing invitation, non-voting member of the Audit Committee, the Human Resources and Compensation Committee and the Safety, Sustainability and Reserves Committee. As an ex officio non-voting member, Mr. MacPhail attends as his schedule permits and may vote when necessary to achieve a quorum.
(7)As an officer and a non-independent director, Mr. Pourbaix is not a member of any of the committees of Cenovus’s Board.

Cenovus Energy Inc. – 2022 Annual Information Form	48

Executive Officers
The following individuals are the executive officers of Cenovus:

Name and Residence	Office Held and Principal Occupation During the Past Five Years

Alexander J. Pourbaix Calgary, Alberta Canada	President & Chief Executive Officer Mr. Pourbaix’s biographical information is included under “Directors”.

Jeffrey R. Hart Calgary, Alberta Canada
Executive Vice-President & Chief Financial Officer
Mr. Hart was appointed Executive Vice-President & Chief Financial Officer of Cenovus effective January 1, 2021. From November 2018 to January 1, 2021, Mr. Hart was Chief Financial Officer of Husky; from April 2018 to November 2018, Mr. Hart was Acting Chief Financial Officer of Husky; and from October 2015 to April 2018, Mr. Hart was Vice President, Controller of Husky Oil Operations Limited.

Jonathan M. McKenzie Calgary, Alberta Canada
Executive Vice-President & Chief Operating Officer
Mr. McKenzie was appointed Executive Vice-President & Chief Operating Officer of Cenovus effective January 1, 2021. From May 2018 to January 1, 2021, Mr. McKenzie was Executive Vice-President and Chief Financial Officer of Cenovus. From April 2015 to April 2018, Mr. McKenzie was Chief Financial Officer of Husky. From April 2011 to April 2015, Mr. McKenzie was Chief Financial Officer and Chief Commercial Officer of Irving Oil Ltd.; and from March 2009 to May 2011, Mr. McKenzie was Vice-President and Controller of Suncor Energy Inc.

Keith A. Chiasson Calgary, Alberta Canada
Executive Vice-President, Downstream
Mr. Chiasson was appointed Executive Vice-President, Downstream of Cenovus effective March 1, 2019. From December 2017 to February 2019, Mr. Chiasson was Senior Vice-President, Downstream of Cenovus; from May 2017 to December 2017, Mr. Chiasson was Vice-President, Oil Sands Production Operations of Cenovus; and from July 2016 to May 2017, Mr. Chiasson was Vice-President, Operations of Cenovus. From April 2016 to July 2016, Mr. Chiasson was Kearl Operations Manager at Imperial Oil Resources; from September 2013 to April 2016, Mr. Chiasson was U.S. Operations Manager for ExxonMobil; and from January 2012 to September 2013, Mr. Chiasson was Planning and Business Analysis Manager for ExxonMobil Production Company.

P. Andrew Dahlin Calgary, Alberta Canada
Executive Vice-President, Corporate & Operations Services
Mr. Dahlin was appointed Executive Vice-President, Corporate & Operations Services of Cenovus effective March 1, 2022. From January 1, 2021 to February 28, 2022, Mr. Dahlin was Executive Vice-President, Safety & Operations Technical Services. From November 2020 to January 1, 2021, Mr. Dahlin was Executive Vice-President, Downstream of Husky; from May 2020 to November 2020, Mr. Dahlin was Executive Vice President, Onshore Upstream of Husky; from May 2018 to May 2020, Mr. Dahlin was Senior Vice President, Heavy Oil & Oil Sands of Husky Oil Operations Limited; from June 2017 to May 2018, Mr. Dahlin was Senior Vice President, Heavy Oil of Husky Oil Operations Limited; and from April 2012 to May 2017, Mr. Dahlin was Vice President, Upstream of Husky Oil Operations Limited.

Norrie C. Ramsay Calgary, Alberta Canada
Executive Vice-President, Upstream – Thermal, Major Projects & Offshore
Dr. Ramsay was appointed Executive Vice-President, Upstream – Thermal, Major Projects & Offshore of Cenovus effective January 1, 2021. From January 2020 to January 1, 2021, Dr. Ramsay was Executive Vice-President, Upstream of Cenovus; from December 2019 to January 2020, Dr. Ramsay was Executive Vice-President of Cenovus. From June 2019 to November 2019, Dr. Ramsay was Senior Vice-President, Projects at TC Energy; from August 2014 to May 2019, Dr. Ramsay was Senior Vice-President, Technical Centre & Projects at TC Energy; and from May 2010 to July 2014, Dr. Ramsay was Global Vice-President, Projects & Engineering at Talisman Energy Inc.

Karamjit S. Sandhar Calgary, Alberta Canada
Executive Vice-President, Strategy & Corporate Development
Mr. Sandhar was appointed Executive Vice-President, Strategy & Corporate Development of Cenovus effective January 1, 2021. From January 2020 to January 1, 2021, Mr. Sandhar was Senior Vice-President, Conventional of Cenovus, and Senior Vice-President, Deep Basin of Cenovus prior to the Deep Basin segment being renamed the Conventional segment in the first quarter of 2020. From December 2017 to December 2019, Mr. Sandhar was Senior Vice-President, Strategy & Corporate Development of Cenovus; from July 2016 until December 2017, Mr. Sandhar was Vice-President, Investor Relations & Corporate Development of Cenovus; and from May 2016 to July 2016, Mr. Sandhar was Vice-President, Investor Relations of Cenovus.

Cenovus Energy Inc. – 2022 Annual Information Form	49

Name and Residence	Office Held and Principal Occupation During the Past Five Years

J. Drew Zieglgansberger Calgary, Alberta Canada
Executive Vice-President, Natural Gas & Technical Services
Mr. Zieglgansberger was appointed Executive Vice-President, Natural Gas & Technical Services of Cenovus effective March 1, 2022. From January 1, 2021 to February 28, 2022, Mr. Zieglgansberger was Executive Vice-President, Upstream – Conventional & Integration of Cenovus; from January 2020 to January 1, 2021, Mr. Zieglgansberger was Executive Vice-President, Strategy & Corporate Development of Cenovus; from January 2018 to December 2019, Mr. Zieglgansberger was Executive Vice-President, Upstream of Cenovus; from April 2017 to January 2018, Mr. Zieglgansberger was Executive Vice-President, Deep Basin of Cenovus; from September 2015 to April 2017, Mr. Zieglgansberger was Executive Vice-President, Oil Sands Manufacturing of Cenovus; from June 2015 to August 2015, Mr. Zieglgansberger was Executive Vice- President, Operations Shared Services of Cenovus; from June 2012 to May 2015, Mr. Zieglgansberger was Senior Vice-President, Operations Shared Services of Cenovus; from January 2012 to May 2012, Mr. Zieglgansberger was Senior Vice-President, Regulatory, Local Community & Military of Cenovus; and from December 2010 to January 2012, Mr. Zieglgansberger was Senior Vice-President, Christina Lake of Cenovus.

Rhona M. DelFrari Calgary, Alberta Canada
Chief Sustainability Officer & Senior Vice-President, Stakeholder Engagement
Ms. DelFrari was appointed Chief Sustainability Officer & Senior Vice-President, Stakeholder Engagement of Cenovus effective January 1, 2021. From October 2019 to December 2020, Ms. DelFrari was Vice-President, Sustainability & Engagement of Cenovus. From May 2018 to October 2019, Ms. DelFrari was Vice-President, Communications & External Engagement of Cenovus. From October 2017 to May 2018, Ms. DelFrari was Vice-President, Communications & Community Engagement of Cenovus. From June 2017 to October 2017, Ms. DelFrari was Vice-President, Communications & Reputation Management of Cenovus. From January 2008 to June 2017, Ms. DelFrari held various positions within Cenovus’s communications and strategy portfolios.

Gary F. Molnar Calgary, Alberta Canada
Senior Vice-President, Legal, General Counsel & Corporate Secretary
Mr. Molnar was appointed Senior Vice-President Legal, General Counsel & Corporate Secretary of Cenovus effective January 1, 2021. From December 2015 to January 1, 2021, Mr. Molnar was Vice-President, Legal, Assistant General Counsel & Corporate Secretary of Cenovus; from March 2011 to December 2015, Mr. Molnar was Vice-President, Legal & Assistant Corporate Secretary of Cenovus; and from November 2009 to March 2011, Mr. Molnar was Vice-President & Assistant Corporate Secretary of Cenovus.

Susan M. Anderson Calgary, Alberta Canada
Senior Vice-President, People Services
Ms. Anderson was appointed Senior Vice-President, People Services of Cenovus effective March 1, 2022. From January 2021 to February 2022, Ms. Anderson was Vice-President, Supply Chain Management of Cenovus. From November 2017 to January 2021, Ms. Anderson was Vice-President and Chief Procurement Officer of Husky; and from December 2013 to November 2017, Ms. Anderson was Vice-President, Legal of Husky.

As of December 31, 2022, all of Cenovus’s directors and executive officers, as a group, beneficially owned or exercised control or direction over, directly or indirectly, 3,776,348 common shares or approximately 0.20 percent of the number of common shares that were outstanding as of such date.
Investors should be aware that some of Cenovus’s directors and officers are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the Code and procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of Cenovus.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the Company’s knowledge, none of its current directors or executive officers are, as at the date of this AIF, or have been, within 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that:
(a)was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “Order”) that was issued while that director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
To the Company’s knowledge, none of its directors or executive officers:
(a)is, as at the date of this AIF, or has been within 10 years prior to the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

Cenovus Energy Inc. – 2022 Annual Information Form	50

(b)has, within 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.
To the Company’s knowledge, none of its directors or executive officers has been subject to:
(a)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE
The Audit Committee mandate is included as Appendix C to this AIF.
Composition of The Audit Committee
The Audit Committee consists of four members, each of whom is independent and financially literate in accordance with National Instrument 52-110 “Audit Committees”. The Board determined that each of the following members of Cenovus’s Audit Committee qualifies as an “audit committee financial expert”, as that term is defined under U.S. securities legislation: Claude Mongeau and Jane E. Kinney. The education and experience of each of the members of the Audit Committee relevant to the performance of the responsibilities as an Audit Committee member is outlined below.
Claude Mongeau (Audit Committee Chair)
Mr. Mongeau holds a Master’s in Business Administration degree from McGill University and has received honorary doctorate degrees from St. Mary’s and Windsor University. He is a director of The Toronto-Dominion Bank, an international financial institution, since March 2015, and Norfolk Southern Corporation, a publicly traded rail transportation provider, since September 2019. Mr. Mongeau served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined CN in 1994 he held the titles of Senior Vice-President and Chief Financial Officer, Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development.
Jane E. Kinney
Ms. Kinney is a chartered professional accountant, a Fellow of the Chartered Professional Accountants of Ontario (FCPA) and holds a Mathematics degree from the University of Waterloo. She is a seasoned business leader with over 30 years of experience in providing advisory services to global financial institutions and has extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations.
Ms. Kinney is a director and Chair of the Audit Committee of Intact Financial Corporation, a publicly traded insurance company, since May 2019. She spent 25 years with Deloitte and was admitted to the Deloitte Partnership in 1997. Ms. Kinney was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Ms. Kinney’s previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010.
Richard J. Marcogliese
Mr. Marcogliese holds a Bachelor of Engineering degree in Chemical Engineering from the New York University School of Engineering and Science. He is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company, since June 2011; and a director of Delek US Holdings, Inc., a publicly traded downstream energy company, since January 2020. Mr. Marcogliese served as Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company, from June 2011 to December 2019; Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017; and from September 2012 to January 2016 as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard.

Cenovus Energy Inc. – 2022 Annual Information Form	51

Wayne E. Shaw
Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree from the University of Alberta. He is a member of the Law Society of Ontario. He is the President of G.E. Shaw Investments Limited, a private investment holding company, since 2012. Prior to his retirement in 2013, Mr. Shaw was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors, Toronto, Ontario.
The above list does not include Keith A. MacPhail who is, by standing invitation as Chair of the Board, an ex officio member of Cenovus’s Audit Committee.
Pre-Approval Policies and Procedures
Cenovus has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP, the Company’s auditor. Subject to the Audit Committee’s discretion, the budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee. The list of permitted services is sufficiently detailed to ensure that: (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.
Subject to the following paragraph, the Audit Committee has delegated authority to the Audit Committee to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which are not otherwise pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). Any required determination about the Chair’s unavailability will be required to be made by the good faith judgment of the applicable other member(s) of the Audit Committee after considering all facts and circumstances deemed by such member(s) to be relevant. All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.
The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that have been pre-approved pursuant to Delegated Authority: (i) may not exceed $200,000, in the case of pre-approvals granted by the Chair of the Audit Committee; and (ii) may not exceed $50,000, in the case of pre-approvals granted by any other member of the Audit Committee.
All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.
External Auditor Service Fees
The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2022 and 2021:

($ thousands)	2022	2021
Audit Fees (1)	4,153	2,974
Audit-Related Fees (2)	237	212
Tax Fees (3)	227	946
All Other Fees (4)	67	26
Total	4,684	4,158
(1)Audit fees consist of the aggregate fees billed for the audit of the Company’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)Audit-related fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as audit fees. The services provided in this category included audit-related services in relation to Cenovus’s prospectuses and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition or divestiture of assets are also included in audit-related fees.
(3)Tax fees consist of the aggregate fees billed for tax compliance, tax advice and expatriate tax services.
(4)All other fees relate to fees billed for the review of Extractive Sector Transparency Measures Act filings and services around filings.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
During the year ended December 31, 2022, there were no legal proceedings to which Cenovus is or was a party, or that any of its property is or was the subject of, which involves a claim for damages in an amount, exclusive of interest and costs, that exceeds 10 percent of Cenovus’s current assets and it is not aware of any such legal proceedings that are contemplated.
During the year ended December 31, 2022, there were no penalties or sanctions imposed against Cenovus by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and it has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
None of the Company’s directors or executive officers or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class or series of Cenovus’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in each case, as at the date of this AIF, has or has had any material interest, direct or indirect, in any past transaction within the three most recently completed financial years or any proposed transaction that has materially affected or is reasonably expected to materially affect Cenovus.

TRANSFER AGENTS AND REGISTRARS

In Canada:	In the United States:
Computershare Investor Services, Inc. 8th Floor, 100 University Avenue Toronto, ON M5J 2Y1 Canada	Computershare Trust Company NA 250 Royall St. Canton, MA 02021 U.S.
Tel: 1-866-332-8898 Website: www.investorcentre.com/cenovus

MATERIAL CONTRACTS
Other than as set forth below, during the year ended December 31, 2022, Cenovus has not entered into any contracts, nor are there any contracts still in effect, that are material to Cenovus, other than contracts entered into in the ordinary course of business.
Arrangement Standstill Agreements
On October 24, 2020, each of Hutchison Whampoa Europe Investments S.à r.l. (“Hutchison”) and L.F. Investments S.à r.l. (“L.F. Investments”) entered into a separate standstill agreement with Cenovus (each, an “Arrangement Standstill Agreement”), with effect as of January 1, 2021. Each Arrangement Standstill Agreement sets forth certain restrictions and obligations in connection with such shareholder’s shareholdings in Cenovus following completion of the transactions contemplated by the Arrangement, including but not limited to the following:
(a)subject to certain exceptions, without the prior written consent of Cenovus, such shareholder agreed that it will not acquire, agree to acquire or make any proposal or offer to acquire voting or equity securities of Cenovus or any of its subsidiaries (other than Cenovus Warrants), securities convertible into, or exercisable or exchangeable for, voting or equity securities of Cenovus or any of its subsidiaries (other than Cenovus Warrants) or any assets of Cenovus or any of its subsidiaries;
(b)for a period of 18 months following January 1, 2021, such shareholder agreed not to transfer or cause the transfer of any common shares, except as otherwise permitted by the Arrangement Standstill Agreement;
(c)without the prior written consent of Cenovus, such shareholder will not transfer or cause the transfer of, either alone or in the aggregate with its affiliates, the other shareholder or the other shareholder’s affiliates, any common shares or Cenovus Warrants to any person, if such transfer would, to the knowledge of the shareholder, result in such person, together with any persons acting jointly or in concert with such person, beneficially owning, or controlling or directing, 20 percent or more of the then-outstanding common shares, except (i) transfers effected through an underwritten public offering (including an underwritten public offering undertaken pursuant to the applicable Arrangement Registration Rights Agreement (defined below); (ii) transfers effected as a result of the consummation of an arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus which has been approved by a resolution of holders of the common shares, or made to an offeror in relation to a take-over bid as set out in the Arrangement Standstill Agreement; or (iii) transfers to an affiliate as permitted by the Arrangement Standstill Agreement (together with subparagraph (b), the “Transfer Restrictions”); and
(d)such shareholder is subject to voting restrictions with respect to certain Board matters relating to the election of Cenovus’s directors and in connection with any arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus.

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The Arrangement Standstill Agreements terminate on the earlier of January 1, 2026, the date on which either of the Arrangement Standstill Agreement is terminated by the written agreement of the parties, provided that the Transfer Restrictions have been complied with under each Arrangement Standstill Agreement, the date on which Hutchison and L.F. Investments, together with their affiliates, cease to beneficially own, or control or direct, in aggregate, at least 10 percent of the then-outstanding common shares, or any Qualified Individual (as defined in the Arrangement Standstill Agreements) duly nominated in accordance with the Arrangement Standstill Agreements is not appointed to the Board in accordance with the Arrangement Standstill Agreements.
Copies of the Arrangement Standstill Agreements were filed on SEDAR on November 3, 2020, and available on SEDAR at sedar.com and EDGAR at sec.gov.
The following table summarizes the number of Cenovus securities subject to the Transfer Restrictions as at December 31, 2022:

Name of Holder	Designation of Securities	Number of Securities subject to Transfer Restrictions (1)	Percentage of Class
Hutchison Whampoa Europe Investments S.à r.l.	Common Shares	316,927,051	16.6
L.F. Investments S.à r.l.	Common Shares	231,194,699	12.1
Total		548,121,750	28.7
(1)     The date on which the Transfer Restrictions end is described above.
Arrangement Registration Rights Agreements
On January 1, 2021, Cenovus and each of Hutchison and L.F. Investments entered into a registration rights agreement (each, an “Arrangement Registration Rights Agreement”) which provides such shareholders with certain rights to facilitate the sale of their Registrable Securities (as defined in the Arrangement Registration Rights Agreements), including the right to require Cenovus to qualify the distribution of the Registrable Securities held by such shareholders and the right to piggy-back on an offering of common shares by Cenovus. These rights are available to such shareholders for a term that began on July 1, 2022, and will cease on the earlier of January 1, 2026, the date on which the Arrangement Registration Rights Agreement is terminated by agreement of the parties, the date the holder ceases to, directly or indirectly, beneficially own in aggregate more than 5 percent of the then-outstanding common shares, or the date on which the Arrangement Standstill Agreements are terminated.
Copies of the Arrangement Registration Rights Agreements were filed on SEDAR on January 4, 2021, and available on SEDAR at sedar.com and EDGAR at sec.gov.
Arrangement Pre-Emptive Rights Agreements
On January 1, 2021, Cenovus and each of Hutchison and L.F. Investments entered into a pre-emptive rights agreement (each, an “Arrangement Pre-Emptive Rights Agreement”) that provides such shareholders with certain rights to allow such shareholder to maintain its pro rata share of the then-outstanding common shares. These rights are available to such shareholders for a term that began on January 1, 2021, and will cease on the earlier of January 1, 2026, the date on which the Arrangement Pre-Emptive Rights Agreement is terminated by agreement of the parties, the date the shareholder ceases to, directly or indirectly, beneficially own in aggregate more than 5 percent of the then-outstanding common shares, or the date on which the Arrangement Standstill Agreements are terminated.
Copies of the Arrangement Pre-Emptive Rights Agreements were filed on SEDAR on January 4, 2021, and available on SEDAR at sedar.com and EDGAR at sec.gov.
Warrant Indenture
At closing of the Arrangement, the Cenovus Warrants were created and issued pursuant to the terms of the Warrant Indenture entered into with Computershare Trust Company of Canada, as warrant agent, which governs the Cenovus Warrants. The Warrant Indenture provides for customary adjustments to the number of common shares issuable upon exercise of the Cenovus Warrants and/or to the exercise price in effect for the Cenovus Warrants, and for adjustment in the class and/or number of securities issuable upon exercise of the Cenovus Warrants and/or to the exercise price for the Cenovus Warrants, upon the occurrence of certain events. Cenovus also covenants in the warrant Indenture that, so long as any Cenovus Warrant remains outstanding, Cenovus will give notice to holders of Cenovus Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Cenovus Warrants or the number of common shares issuable upon exercise of the Cenovus Warrants, at least 10 business days prior to the record date of such event.
A copy of the Warrant Indenture was filed on SEDAR on January 4, 2021, and available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc. – 2022 Annual Information Form	55

INTERESTS OF EXPERTS
The Company’s independent auditors are PricewaterhouseCoopers LLP, who have issued an independent auditor’s report dated February 15, 2023 in respect of Cenovus’s consolidated financial statements that comprise the consolidated balance sheets as at December 31, 2022 and December 31, 2021 and the consolidated statements of earnings (loss), consolidated statements of comprehensive income (loss), consolidated statements of equity and consolidated statements of cash flows for the years ended December 31, 2022, 2021, and 2020 and Cenovus’s internal control over financial reporting as at December 31, 2022. PricewaterhouseCoopers LLP has advised that they are independent with respect to Cenovus within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.
Information relating to reserves in this AIF has been calculated by McDaniel and GLJ as independent qualified reserves evaluators. The partners, employees or consultants of each of McDaniel and GLJ, in each case, as a group own beneficially, directly or indirectly, less than one percent of any class of the Company’s outstanding securities.

ADDITIONAL INFORMATION
Additional information relating to Cenovus is available on SEDAR at sedar.com, on EDGAR at sec.gov and on the Company’s website at cenovus.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cenovus’s securities, and securities authorized for issuance under its equity-based compensation plans, is included in the Company’s management information circular for its most recent annual meeting of shareholders.
Additional financial information concerning Cenovus as at December 31, 2022, can be found in Cenovus’s consolidated financial statements and MD&A for the year ended December 31, 2022.
As a Canadian corporation listed on the NYSE, Cenovus is not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, the Company is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. Except as summarized on the Company’s website at cenovus.com, the Company is in compliance with the NYSE corporate governance standards in all significant respects.

ACCOUNTING MATTERS
Unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to “dollars”, “C$” or to “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The information contained in this AIF is dated as at December 31, 2022 unless otherwise indicated. Numbers presented are rounded to the nearest whole number and tables may not add due to rounding.
Unless otherwise indicated, all financial information included in this AIF has been prepared in accordance with International Financial Reporting Standards, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

ABBREVIATIONS AND CONVERSIONS

Crude Oil and NGLs		Natural Gas

bbl	barrel	Mcf	thousand cubic feet
Mbbls/d	thousand barrels per day	MMcf	million cubic feet
MMbbls	million barrels	MMcf/d	million cubic feet per day
BOE	barrel of oil equivalent	Bcf	billion cubic feet
MBOE/d	thousand barrels of oil equivalent per day	MMBtu	million British thermal units
MMBOE	million barrels of oil equivalent	AECO	Alberta Energy Company
WTI	West Texas Intermediate
WCS	Western Canadian Select
OPEC	Organization of Petroleum Exporting Countries
In this AIF, natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

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FORWARD-LOOKING INFORMATION
This AIF contains forward-looking statements and other information (collectively “forward-looking information”) about the Company’s current expectations, estimates and projections, made in light of the Company’s experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. This forward-looking information is identified by words such as “anticipate”, “believe”, “capacity”, “commit”, “continue”, “could”, “estimate”, “expect”, “focus”, “forecast”, “future”, “may”, “opportunities”, “option”, “plan”, “potential”, “project”, “progress”, “schedule”, “seek”, “strive”, “target”, “view”, and “will”, or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the closing of transactions; the amount and form of shareholder returns; the 2023 NCIB and share purchases thereunder; the impacts of the FNMPC; the timing of the start of production for assets currently under development; the extension of the production life of the Terra Nova field and the production therefrom; the timing of the return to production and operation of assets and facilities currently not producing or operating; expected levels of production, including from the West White Rose project; corporate sustainability and ESG targets; development of the Narrows Lake resource and timing to achieve first steam from the field; the Company’s ability and methods to fund future development costs; realizing the best margins and netbacks for the Company’s products and maximizing value; optimizing product mix, delivery points, transportation commitments and customer diversification; the focus of the Company's development programs; unlocking resource potential; drilling exploration wells and purchasing working interests; investment decisions; resuming production of suspended projects; capturing global prices for crude oil production; capturing value; restarting the Superior Refinery and ramping up throughput; the focus of, and timelines for, the development and completion of projects; forecast operating and financial results, including forecast production, sales prices, costs and cash flows; forecast capital expenditures; techniques expected to be used to recover reserves; abandonment and reclamation costs; expected payment of taxes, royalties and other payments; potential impacts of various identified risk factors, including those related to commodity prices and climate change; reserves and related information, future net revenue and future development costs; expected capacities, including for projects, processing, transportation and refining; anticipated timelines for future regulatory, partner or internal approvals; impact of regulatory measures; forecast commodity prices and trends and expected impacts to the Company; and future use and development of technology. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation’s actual results may differ materially from those expressed or implied.
Statements relating to “reserves” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.
Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to the Company and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: forecast oil and natural gas, natural gas liquids, condensate and refined products prices; light-heavy crude oil price differentials; the Company’s ability to realize the anticipated benefits and cost synergies of acquisitions; the Company’s ability to successfully integrate the legacy businesses with its own and any costs associated therewith; the accuracy of any assessments undertaken in connection with acquisitions; forecast production and throughput volumes; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; the absence of significant adverse changes to government policies, legislation and regulations (including related to climate change), Indigenous relations, interest rates, inflation, foreign exchange rates, competitive conditions and the supply and demand for crude oil and natural gas, NGLs, condensate and refined products; the political, economic and social stability of jurisdictions in which the Company operates; the absence of significant disruption of operations, including as a result of fire, weather conditions, natural disaster, accidents, third-party actions, civil unrest or other similar events; the prevailing climatic conditions in the Company’s operating locations; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increases to the Company’s share price and market capitalization over the long term; opportunities to purchase shares for cancellation at prices acceptable to the Company; the sufficiency of cash balances, internally generated cash flows, existing credit facilities, management of the Company’s asset portfolio and access to capital and insurance coverage to pursue and fund future investments, sustainability and development plans and shareholder returns, including any increase thereto; realization of expected capacity to store within the Company’s oil sands reservoirs barrels not yet produced, including that the Company will be able to time production and sales of our inventory at later dates when demand has increased, pipeline and/or storage capacity has improved and future crude oil differentials have narrowed; the WTI-WCS differential in Alberta remains largely tied to global supply factors and heavy crude processing capacity; the ability of the Company’s refining capacity, dynamic storage, existing pipeline commitments, crude-by-rail loading capacity and financial hedge transactions to partially mitigate a portion of the Company’s WCS crude oil volumes against wider differentials; the Company’s ability to produce from oil sands facilities on an unconstrained basis; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; the accuracy of accounting estimates and judgments; the Company’s ability to obtain necessary regulatory and partner approvals; the successful, timely and cost effective implementation of capital projects, development projects or stages thereof; the Company’s ability to generate sufficient cash

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flow to meet current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; the Company’s ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; the Company’s ability to complete acquisitions and dispositions, including with desired transaction metrics and within expected timelines; the accuracy of climate scenarios and assumptions, including third party data on which the Company relies; ability to access and implement all technology and equipment necessary to achieve expected future results, including in respect of climate and GHG emissions targets and ambitions and the commercial viability and scalability of emission reduction strategies and related technology and products; collaboration with the government, Pathways Alliance and other industry organizations; alignment of realized WCS and WCS prices used to calculate the variable payment to BP; market and business conditions; forecast inflation and other assumptions inherent in the Company’s 2023 guidance available on cenovus.com and as set out below; the availability of Indigenous owned or operated businesses and the Company’s ability to retain them; and other risks and uncertainties described from time to time in the filings the Company makes with securities regulatory authorities. 2023 guidance, as updated December 5, 2022, and available on cenovus.com, assumes: Brent prices of US$83.00 per barrel, WTI prices of US$77.00 per barrel; WCS of US$54.50 per barrel; Differential WTI-WCS of US$22.50 per barrel; AECO natural gas prices of $4.85 per thousand cubic feet; Chicago 3-2-1 crack spread of US$26.50 per barrel; and an exchange rate of $0.75 US$/C$.
The risk factors and uncertainties that could cause the Company’s actual results to differ materially from the forward-looking information, include, but are not limited to: the effect of the COVID-19 pandemic, including any variants thereof, on the Company’s business, including any related restrictions, containment, and treatment measures taken by varying levels of government in the jurisdictions in which the Company operates; the success of the Company’s COVID-19 workplace policies and the return of people to the Company’s workplace; the Company’s ability to realize the anticipated benefits of acquisitions in a timely manner or at all; the Company’s ability to successfully integrate acquired businesses with its own in a timely and cost effective manner; unforeseen or underestimated liabilities associated with acquisitions; risks associated with acquisitions and dispositions; the Company’s ability to access or implement some or all of the technology necessary to efficiently and effectively operate its assets and achieve expected future results including in respect of climate and GHG emissions targets and ambitions and the commercial viability and scalability of emission reduction strategies and related technology and products; developing and implementing strategies to meet climate and GHG emissions targets and ambitions; the effect of new significant shareholders; volatility of and other assumptions regarding commodity prices; the duration of any market downturn; foreign exchange risk; the Company’s continued liquidity being sufficient to sustain operations through a prolonged market downturn; the Company’s ability to realize the expected impacts of its capacity to store within its oil sands reservoirs barrels not yet produced, including possible inability to time production and sales at later dates when pipeline and/or storage capacity and crude oil differentials have improved; the effectiveness of the Company’s risk management program; the accuracy of cost estimates regarding commodity prices, currency and interest rates; lack of alignment of realized WCS prices and WCS prices used to recalculate the variable payment to bp; product supply and demand; the accuracy of the Company’s share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in the Company’s marketing operations, including credit risks, exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of the Company’s crude-by-rail terminal, including health, safety and environmental risks; the Company’s ability to maintain desirable ratios of Net Debt to Adjusted EBITDA and Net Debt to Adjusted Funds Flow; the Company’s ability to access various sources of debt and equity capital, generally, and on acceptable terms; the Company’s ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to the Company or any of its securities; changes to the Company’s dividend plans; the Company’s ability to utilize tax losses in the future; the accuracy of the Company’s reserves, future production and future net revenue estimates; the accuracy of the Company’s accounting estimates and judgements; the Company’s ability to replace and expand crude oil and natural gas reserves; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project developments; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of the Company’s assets or goodwill from time to time; the Company’s ability to maintain its relationships with its partners and to successfully manage and operate its integrated operations and business; reliability of the Company’s assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events resulting in operational interruptions, including at facilities operated by our partners or third parties, such as blowouts, fires, explosions, railcar incidents or derailments, aviation incidents, gaseous leaks, migration of harmful substances, loss of containment, releases or spills, including releases or spills from offshore facilities and shipping vessels at terminals or hubs and as a result of pipeline or other leaks, corrosion, epidemics or pandemics, and catastrophic events, including, but not limited to, war, adverse sea conditions, extreme weather events, natural disasters, acts of activism, vandalism and terrorism, and other accidents or hazards that may occur at or during transport to or from commercial or industrial sites and other accidents or similar events; refining and marketing margins; cost escalations, including inflationary pressures on operating costs, such as labour, materials, natural gas and other energy sources used in oil sands processes and downstream operations and increased insurance deductibles or premiums; the cost and availability of equipment necessary to the Company’s operations; potential failure of products to achieve or maintain acceptance in the market; risks associated with the energy industry’s and the Company’s reputation and litigation related thereto; unexpected cost increases or technical difficulties in operating, constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining bitumen and/or

Cenovus Energy Inc. – 2022 Annual Information Form	58

crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to the Company’s business, including potential cyberattacks; geopolitical and other risks associated with the Company’s international operations; risks associated with climate change and the Company’s assumptions relating thereto; the timing and the costs of well and pipeline construction; the Company’s ability to access markets and to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity; availability of, and the Company’s ability to attract and retain, critical and diverse talent; possible failure to obtain and retain qualified leadership and personnel, and equipment in a timely and cost efficient manner; changes in labour demographics and relationships, including with any unionized workforces; unexpected abandonment and reclamation costs; changes in the regulatory frameworks, permits and approvals in any of the locations in which the Company operates or to any of the infrastructure upon which it relies; government actions or regulatory initiatives to curtail energy operations or pursue broader climate change agendas; changes to regulatory approval processes and land use designations, royalty, tax, environmental, GHG, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company’s business, its financial results and Consolidated Financial Statements; changes in general economic, market and business conditions; the impact of production agreements among OPEC and non-OPEC members; the political, social and economic conditions in the jurisdictions in which the Company operates or supplies; the status of the Company’s relationships with the communities in which it operates, including with Indigenous communities; the occurrence of unexpected events such as protests, pandemics, war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against the Company. In addition, there are risks that the effect of actions taken by us in implementing targets, commitments and ambitions for ESG focus areas may have a negative impact on our existing business, growth plans and future results from operations.
Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of the Company’s material risk factors, see Risk Management and Risk Factors in its most recently filed annual Management’s Discussion and Analysis, and to the risk factors described in other documents the Company files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Company’s website at cenovus.com.
Information on or connected to the Company’s website at cenovus.com does not form part of this AIF unless expressly incorporated by reference herein.

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APPENDIX A
Report on Reserves Data By Independent Qualified Reserves Evaluators
To the Board of Directors of Cenovus Energy Inc. (the “Corporation”):
1.We have evaluated the Corporation’s reserves data as at December 31, 2022. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2022, estimated using forecast prices and costs.
2.The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).
4.Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated for the year ended December 31, 2022, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s Board of Directors:

Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves	Evaluated Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)

McDaniel & Associates Consultants Ltd.	December 31, 2022	Canada	69,326
McDaniel & Associates Consultants Ltd.	December 31, 2022	China	3,629
McDaniel & Associates Consultants Ltd.	December 31, 2022	Indonesia	596
GLJ Ltd.	December 31, 2022	Canada	4,026
			77,577
6.In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.
7.We have no responsibility to update our reports referred to in paragraph five for events and circumstances occurring after their respective effective dates.
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.
Executed as to our report referred to above:

/s/ Brian R. Hamm	/s/ Jodi L. Anhorn

Brian R. Hamm, P. Eng. President & CEO McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	Jodi L. Anhorn, M.Sc., P. Eng. President and Chief Executive Officer GLJ Ltd. Calgary, Alberta, Canada

February 14, 2023

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APPENDIX B
Report of Management and Directors on Reserves Data and Other Information
Management of Cenovus Energy Inc. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.
Independent qualified reserves evaluators have evaluated the Corporation’s reserves data. A report from the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.
The Safety, Sustainability and Reserves Committee of the Board of Directors of the Corporation has:
(a)reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluators;
(b)met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)reviewed the reserves data with management and each of the independent qualified reserves evaluators.
The Board of Directors of the Corporation has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Safety, Sustainability and Reserves Committee, approved:
(a)the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;
(b)the filing of the report of the independent qualified reserves evaluators on the reserves data; and
(c)the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Alexander J. Pourbaix	/s/ Jeffrey R. Hart

Alexander J. Pourbaix President & Chief Executive Officer	Jeffrey R. Hart Executive Vice-President & Chief Financial Officer

/s/ Keith A. MacPhail	/s/ Richard J. Marcogliese

Keith A. MacPhail Director and Chair of the Board	Richard J. Marcogliese Director and Chair of the Safety, Sustainability and Reserves Committee

February 15, 2023

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APPENDIX C
Audit Committee Mandate
The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) appointed to act in an advisory capacity to the Board and assist the Board in fulfilling its oversight responsibilities.

The Committee’s primary duties and responsibilities are to:

•Oversee and monitor the effectiveness and integrity of the Corporation’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance.
•Oversee audits of the Corporation’s financial statements.
•Oversee and monitor the Corporation’s market risk management framework, including supporting guidelines and policies, related to the management of commodity price, currency (foreign exchange), and interest rate market risk.
•Oversee and monitor management’s identification of principal financial risks and monitor the process to manage such risks.
•Oversee and monitor the Corporation’s compliance with legal and regulatory requirements related to financial reporting and disclosures.
•Oversee and monitor the qualifications, independence and performance of the Corporation’s external auditors and internal auditing group.
•Provide an avenue of communication among the external auditors, management, the internal auditing group and the Board.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.
Constitution, Composition and Definitions
1.Reporting
The Committee shall report to the Board.
2.Composition of Committee
The Committee shall consist of not less than three and not more than eight directors, all of whom shall qualify as independent directors pursuant to National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators (“CSA”) and as amended from time to time) (“NI 52-110”).

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise.

At least one member shall have experience in the oil and gas industry.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service shall not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

The non-executive Board Chair shall be a non-voting member of the Committee. See “Quorum” for further details.
3.Appointment of Committee Members
Committee members shall be appointed by the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced, subject to any requirements under the heading “Composition of Committee” above, at any time by the Board and shall, in any event, cease to be a Committee member upon ceasing to be a Board member.
4.Vacancies
Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

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5.Chair
The Governance Committee shall recommend for approval to the Board an independent Director to act as Chair of the Committee (the “Chair”). The Board shall appoint the Chair.

If unavailable or unable to attend a meeting of the Committee, the Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting.

The Chair presiding at any meeting of the Committee shall not have a casting vote.

The items pertaining to the Chair in this section should be read in conjunction with the Committee Chair section of the Chair of the Board of Directors and Committee Chair General Guidelines.
6.Secretary
The Committee shall appoint a Secretary who need not be a member of the Committee. The Secretary shall keep minutes of the meetings of the Committee.
7.Committee Meetings
The Committee shall meet at least quarterly. The Chair may call additional meetings as required. In addition, a meeting may be called by the non-executive Board Chair, the President & Chief Executive Officer, or any member of the Committee or by the external auditors.

Committee meetings may, by agreement of the Chair, be held in person, by video conference, by means of telephone, by other electronic or communication facility or by a combination of any of the foregoing.

At every Committee meeting the Committee shall meet without the presence of management.
8.Notice of Meeting
Notice of the time and place of each meeting may be given orally, or in writing, or by facsimile, or by electronic means to each member of the Committee at least 24 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation.

A member and the external auditors may, in any manner, waive notice of the Committee meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
9.Quorum
A majority of Committee members, present in accordance with section 7, shall constitute a quorum. In addition, if an ex officio, non-voting member’s presence is required to attain a quorum of the Committee, then the said member shall be allowed to cast a vote at the meeting.
10.Attendance at Meetings
The President & Chief Executive Officer, the Chief Financial Officer, the Comptroller and the head of internal audit are expected to be available to attend the Committee’s meetings or portions thereof.

The Committee may, by specific invitation, have other resource persons in attendance.

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors who are not members of the Committee may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Chair or by a majority of the members of the Committee.
11.Minutes
Minutes of Committee meetings shall be sent to all Committee members. The Committee shall report its activities to the full Board at the next regularly scheduled Board meeting or more frequently as determined appropriate by the Chair.

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Specific Responsibilities
In carrying out its oversight responsibilities and its mandate, the Committee is expected to:
12.Review Procedures
(a)Review the summary of the Committee’s composition and responsibilities in the Corporation’s annual report, annual information form or other public disclosure documentation.
(b)Review the summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation’s annual report and annual information form, or other publicly filed disclosure documentation.
13.Annual Financial Statements
(a)Discuss and review with management and the external auditors the Corporation’s and any subsidiary with public securities’ annual audited financial statements and related documents prior to their filing or distribution. Such review shall include:
(i)The annual financial statements and related notes including significant issues regarding accounting principles, practices and significant management estimates and judgments, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.
(ii)Management’s Discussion and Analysis.
(iii)The use of off-balance sheet financing, including management’s risk assessment and adequacy of disclosure.
(iv)The external auditors’ audit examination of the financial statements and their report thereon.
(v)Any significant changes required in the external auditors’ audit plan.
(vi)Any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors’ work or access to required information.
(vii)Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.
(b)Review and formally recommend approval to the Board of the Corporation’s:
(i)Year-end audited financial statements. Such review shall include discussions with management and the external auditors as to:
i.The accounting policies of the Corporation and any changes thereto.
ii.The effect of significant judgments, accruals and estimates.
iii.The manner of presentation of significant accounting items.
iv.The consistency of disclosure.
(ii)Management’s Discussion and Analysis.
(iii)Annual Information Form as to financial information.
(iv)All prospectuses and information circulars, as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation’s financial status depends, and which involve the most complex, subjective or significant judgmental decisions or assessments.

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14.Quarterly Financial Statements
(a)Review with management and the external auditors and either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board the Corporation’s:
(i)Quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis.
(ii)Any significant changes to the Corporation’s accounting principles.
(b)Review quarterly unaudited financial statements prior to their distribution of any subsidiary of the Corporation with public securities.
15.Other Financial Filings and Public Documents
Review and discuss with management financial information, including earnings press releases, the use of “pro forma” or non-GAAP financial information and earnings guidance, contained in any filings with the CSA or U.S. Securities and Exchange Commission (“SEC”) or press releases related thereto, and consider whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with public securities.
16.Internal Control Environment
(a)Receive from and review with management, the external auditors and the internal auditors an annual report on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls.
(b)Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.
(c)Review in consultation with the internal auditors and the external auditors, the degree of coordination in the audit plans of the internal auditors and the external auditors and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud or other illegal acts. The Committee shall assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.
(d)Review with the President & Chief Executive Officer, the Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal controls and procedures for financial reporting which could adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) or applicable Canadian federal and provincial legislation and regulations within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation’s internal controls and procedures for financial reporting.
(e)Review significant findings prepared by the external auditors and the internal auditing department together with management’s responses.
17.Other Review Items
(a)Review the process for the certification of the interim and annual financial statements by the President & Chief Executive Officer and Chief Financial Officer, and the certifications made by the President & Chief Executive Officer and Chief Financial Officer.
(b)Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the external auditors.
(c)Review all related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors.
(d)Review with the General Counsel, the head of internal audit and the external auditors the results of their review of the Corporation’s monitoring of compliance with each of the Corporation’s published codes of business conduct and applicable legal requirements.

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(e)Review legal and regulatory matters, including correspondence with and reports received from regulators and government agencies, that may have a material impact on the interim or annual financial statements or other documents filed with regulators containing financial information and related corporate compliance policies and programs. Members from the Legal and Tax groups should be at the meeting to deliver their respective reports.
(f)Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the external auditors.
(g)Ensure that the Corporation’s presentation of hydrocarbon reserves has been reviewed with the Safety, Sustainability and Reserves Committee of the Board.
(h)Review management’s processes in place to prevent and detect fraud.
(i)Review:
(i)procedures for the receipt, retention and treatment of complaints received by the Corporation, including confidential, anonymous submissions by employees of the Corporation, regarding accounting, internal accounting controls or auditing matters; and
(ii)a summary of any significant investigations regarding such matters.
(j)Meet on a periodic basis separately with management.
18.External Auditors
(a)Be directly responsible, in the Committee’s capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation. The external auditors shall report directly to the Committee.
(b)Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chair or by a majority of the members of the Committee.
(c)Review and discuss a report from the external auditors at least quarterly regarding:
(i)All critical accounting policies and practices to be used;
(ii)All alternative treatments within accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and
(iii)Other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.
(d)Obtain and review a report from the external auditors at least annually regarding:
(i)The external auditors’ internal quality-control procedures.
(ii)Any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with those issues.
(iii)To the extent contemplated in the following paragraph, all relationships between the external auditors and the Corporation.
(e)Review and discuss at least annually with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (i) receiving and reviewing, as part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.

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(f)Review and evaluate annually:
(i)The external auditors’ and the lead partner of the external auditors’ team’s performance, and make a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Corporation’s shareholders or regarding the discharge of such external auditors.
(ii)The terms of engagement of the external auditors together with their proposed fees.
(iii)External audit plans and results.
(iv)Any other related audit engagement matters.
(v)The engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.
(vi)The Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for Cenovus.
(vii)Any reports issued by CPAB regarding the audit of Cenovus.
(g)Conduct periodically a comprehensive review of the external auditor, with the outcome intended to assist the Committee to identify potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.
(h)Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 18.(c) through (f), evaluate the external auditors’ qualifications, performance and independence, including whether or not the external auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present to the Board its conclusions in this respect.
(i)Review the rotation of partners on the audit engagement team in accordance with applicable law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.
(j)Set clear hiring policies for the Corporation’s hiring of employees or former employees of the external auditors.
(k)Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.
(l)Consider and review with the external auditors, management and the head of internal audit:
(i)Significant findings during the year and management’s responses and follow-up thereto.
(ii)Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, and management’s response.
(iii)Any significant disagreements between the external auditors or internal auditors and management.
(iv)Any changes required in the planned scope of their audit plan.
(v)The resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors.
(vi)The internal audit department mandate.
(vii)Internal audit’s compliance with the Institute of Internal Auditors’ standards.
19.Internal Audit Group and Independence
(a)Meet on a periodic basis separately with the head of internal audit.
(b)Review and concur in the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit.
(c)Review with the head of internal audit the Internal Audit budget, resource plan, activities, organizational structure of the internal audit function and the qualifications of the internal auditors.
(d)Confirm and assure, annually, the independence of the internal audit group.
(e)Approve the Internal Audit Charter, and the annual Internal Audit Plan.

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(f)Review the performance and effectiveness of the Internal Audit function including conformance with The Institute of Internal Auditors’ International Standards for the Professional Practice of Internal Auditing and the Code of Ethics.
20.Approval of Audit and Non-Audit Services
(a)Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services described in the Exchange Act or applicable CSA and SEC legislation and regulations, which services are approved by the Committee prior to the completion of the audit).
(b)Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.
(c)If the pre-approvals contemplated in paragraphs 20.(a) and (b) are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.
(d)Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 20.(a) through (c). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.
(e)Establish policies and procedures for the pre-approvals described in paragraphs 20.(a) and (b) so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation to management of the Committee’s responsibilities under the Exchange Act or applicable CSA and SEC legislation and regulations.
21.Risk Oversight
The Committee is responsible for oversight of and reports to the Board about risks related to:
(a)The design and operating effectiveness of the Corporation’s market risk management control framework and the processes to manage such risks;
(b)Non-compliance with regulations and policies relating to matters within the Committee’s mandate;
(c)All financial filings and public documents, including the Corporation’s and any subsidiary with public securities’ annual audited financial statements and related documents, and all unaudited financial statements and related documents, and other filings and public documents as to financial information;
(d)The evaluation, appointment, compensation, retention and work of the external auditors;
(e)Together with management, the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit;
(f)The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;
(g)Significant financial risks or exposures, including those related to environmental, social and governance (“ESG”) matters, such as climate change; and
(h)Such principal or emerging risks that have been assigned to the Committee, from time to time, by the Board, as recommended by the Governance Committee.
22.Environmental, Social and Governance (ESG) Oversight
The Committee is responsible for oversight of:
(a)The financial impacts from evolving ESG matters (including climate change) and in particular impacts on the Corporation’s access to capital from its lenders, debt investors, and equity investors, its access to insurance coverage, and to its credit ratings.
23.Miscellaneous
(a)The Committee, upon approval by a majority of the members of the Committee, may engage outside advisors if deemed advisable;
(b)The Committee, upon approval by a majority of the members of the Committee, may delegate its duties and responsibilities to subcommittees of the Committee;

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(c)Review with the President & Chief Executive Officer and subject to the concurrence of the Committee, recommend to the Board the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer;
(d)Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain, obtain advice or otherwise receive assistance from independent counsel, accountants, or others to assist it in the conduct of any investigation as it deems necessary and the carrying out of its duties;
(e)Determine the appropriate funding for payment by the Corporation (i) of compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (ii) of compensation to any advisors employed by the Committee, and (iii) of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties;
(f)Review and reassess the adequacy of this mandate annually and recommend any proposed changes to the Governance Committee for consideration;
(g)Consider for implementation any recommendations of the Governance Committee of the Board with respect to the Committee’s effectiveness, structure or processes;
(h)Perform such other functions as required by law, the Corporation’s by-laws or the Board; and
(i)Consider any other matters referred to it by the Board.

The duties and responsibilities of a Committee member are in addition to those duties set out for a Board member.

Revised Effective: July 28, 2021

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